AURIZON
MINES LTD.

Jumbo drill extending drift to access orebody at Casa Berardi

Screening of drift for ground control at Casa Berardi

2009

"Casa Berardi contributed another strong performance, exceeding targets, and producing approximately 159,000 ounces of gold for the third consecutive year," said David P. Hall, President and C.E.O.

Christian Bourcier, Casa Berardi Mine Manager; Vincent Bélanger, Jumbo Operator; Serge Harvey, Development Captain

Gold pour at Casa Berardi

Photo credit for Front Cover and Inside Front Cover: Jacques Bourcier

Welcome to the 2009 Annual Report

AURIZON MINES LTD.

PAGE

1.	CEO REPORT TO SHAREHOLDERS
3.	FINANCIAL HIGHLIGHTS REPORT
5.	ACCOMPLISHMENTS, PLANS AND OBJECTIVES
7.	CORPORATE RESPONSIBILITY
9.	MINERAL PROPERTIES
9.	• CASA BERARDI GOLD MINE, QUEBEC
14.	• JOANNA GOLD PROPERTY, QUEBEC
18.	• KIPAWA GOLD PROPERTY, QUEBEC
19.	GOLD TRENDS
20.	MANAGEMENT’S DISCUSSION AND ANALYS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
44.	MANAGEMENT’S RESPONSIBILITY
45.	AUDITORS’ REPORT
47.	FINANCIAL STATEMENTS
78.	INVESTOR INFORMATION
81.	FORWARD LOOKING STATEMENTS

The Bar is set high – Aurizon looks upwards and onwards to achieving its goals & aspirations with the dedication and excellence of its people.

David P. Hall
President & CEO
Aurizon Mines Ltd.

Fellow Shareholders,

It is with great pleasure that I discuss with you the success of 2009, the 21st anniversary of the formation of our Company and the third year of gold production from our Casa Berardi mine. Congratulations are in order to the Casa Berardi team, as the milestone of 500,000 ounces of gold produced by Aurizon was reached as of January 2010! A wonderful achievement that highlights the strong foundation and core teamwork we have built at Aurizon of which I am very proud.

2009 was another year of significant accomplishment for Aurizon, highlighted by consistent gold production and exceptional operating performance resulting in record-breaking revenues, earnings and cash flow. Aurizon generated record operating cash flow of $71.8 million in 2009, an increase of 19% from 2008, allowing us to end the year with $113.1 million in cash, an excellent position to be in!

Aurizon used our record financial results in 2009 to repay our long-term debt and end the year in a very strong financial postion. This allows us to concentrate on the future, and we have set the bar very high for what we want to achieve and where we want to take the Company.

In addition to our record-breaking financial results we met our objectives of increasing mineral reserves and upgrading mineral resources at our Casa Berardi mine and established mineral reserves at our Joanna project. This supports our future production at Casa Berardi and sets the foundation for Aurizon to move onwards and upwards towards expanding our profile.

At Casa Berardi, our operating profit margin increased 15% to US$514 per ounce, and we increased our mineral reserves to 1,010,000 ounces of gold. Looking forward, our major focus at Casa Berardi will be to upgrade mineral resources in the West mine and Principal area, and to test the down dip extensions of the two main producing zones, Lower Inter and 113. We will also be drilling to depth under the existing mineral resources in the East mine area.

At Joanna, we successfully completed a pre-feasibility study on a portion of the global resources, establishing mineral reserves of approximately 1,000,000 ounces of gold, and positioning Joanna to be the company’s second producing mine. We are now proceeding with further infill drilling to increase reserves, detailed metallurgical, testwork and detailed engineering with the objective of completing a final feasibility study by the end of this year.

I am very pleased to report that the company’s efforts as an explorer, mine developer and gold producer were recognized this year for its “high level of environmental and social responsibility” and compliance with PDAC best practices guidelines, by receiving the e3 Plus award at the 2009 Quebec Exploration 2009 convention, as well as the Sustainable Development award from the Val-d’Or Chamber of Commerce and the Extra award from the Chamber of Commerce of Rouyn Noranda for welcoming, integrating and promoting the cultural and ethnic diversity in the work environment. Full credit is due to the dedicated efforts of our global development team in Val-d’Or, who have been very pro-active in communicating Aurizon’s plans to the various stakeholder groups, obtaining their views, and incorporating their concerns into the pre-feasibility study on Joanna.

The future for our favorite metal looks extremely positive. Gold will undoubtedly move to new highs over the next several years as western world governments continue to utilize the printing press to reflate their economies and fund the ever increasing cost of health care, social benefits and pensions.

We would like to thank each of our dedicated employees and contractors for their commitment and contribution during the past year; you are all valuable team members. We particularly want to recognize our former Executive Vice-President of Operations, Michel Gilbert, who retired at the end of the year. Michel was instrumental in building the company from a small explorer to the successful producer it is today, and establishing the excellent reputation that the company now holds in the Abitibi region of Quebec.

Finally, I would like to thank our loyal shareholders, both large and small for your continued trust. Aurizon endeavours to meet and exceed expectations, to build on the strong foundation that we have built, and to grow this Company and create value.

Aurizon is well positioned to utilize its significant operating cash flow to unlock the potential of its properties, and pursue other opportunities to increase our long-tem production profile. It is with great expectation that we look forward to continued success in 2010.

David P. Hall
Chairman, President and Chief Executive Officer
March 18, 2010

Aurizon Mines Ltd.
2009 FINANCIAL HIGHLIGHTS

Page 3

Financial Highlights Summary	2009	2008	2007 (Restated) (Note 1)
Production Achievements
Gold production (ozs)	159,261	158,830	159,469
Gold sales (ozs)	159,275	159,404	160,600
Ore milled (tonnes)	688,676	654,397	545,258

Financial Results (C$000)
Total revenue	$175,560	$144,452	$119,160
Earnings (loss)	$36,706	$4,921	$9,351
Operating cash flow	$71,822	$60,265	$44,722

Financial position (C$000)
Cash & cash equivalents	$113,098	$34,337	$24,837
Restricted cash	—	$21,225	$31,753
Working capital	$101,666	$24,080	$32,227
Total assets	$323,293	$257,951	$251,044
Long-term obligations	$705	$9,430	$44,924

Share Data :
Earnings (loss) per share	$0.23	$0.03	$0.06
Weighted average shares outstanding	156,265,947	147,707,642	146,501,956

Shares issued and outstanding – December 31,	159,008607	148,068,248	146,730,948

Note 1: The comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. The adoption of this new standard result in a change in the treatment of preproduction and startup costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly 2007 results have been retrospectively restated.

Conversion Table
Metric System	=	Imperial System

1 metre (m)	=	3.2808 feet (ft)
1 hectare (ha)	=	2.4711 acres
1 kilometre (km)	=	0.6214 mile (mi)
1 gram (g)	=	0.0322 troy ounce (oz)
1 tonne (t)	=	1.1023 tons (t)
1 gram/tonne (g/t)	=	0.0292 ounce/ton (oz/t)

2009 ACCOMPLISHMENTS & HIGHLIGHTS

Record Revenues, Earnings and Operating Cash Flow

• Record revenues of $176 million, 22% higher than 2008.

• Record earnings of $36.7 million, or $0.23 per share, and record adjusted earnings of $32.9 million, or $0.21 per share.

• Record cash flow from operating activities of $71.8 million, 19% higher than 2008.

• Operating profit margin per ounce increased 15% to US$514.

Gold Production ahead of target and Low Cash Costs Maintained during 2009

Renewal of Gold Reserves and Mine Life extended at Casa Berardi

Project Debt Eliminated and Balance Sheet Strengthened

Joanna Project Pre feasibility completed and Final Feasibility Study Initiated

Strengthening Corporate Responsibility

•

The Company is committed to its corporate responsibility and community initiatives and in 2009 supported 160 community causes in the fields of health, leisure, sports, education and professional services.

•

Aurizon received the prestigious “e3 Plus Award” from the Association de L’exploration miniere due Quebec at the Quebec Exploration 2009 convention recognizing the Company’s high level of environment and social responsibility and its compliance with best practices as recommended by PDAC.

2010 PLANS AND OBJECTIVES

Corporate

•	Build the Company’s asset base through exploration and development of existing projects and acquisitions.

•	Pursue corporate opportunities to increase reserve base and production profile on terms accretive to the Company’s shareholders.

•	Continue to focus on its organic growth within the Abitibi area surrounding its existing properties.

•	Increase investor awareness and recognition in Europe, North America and globally and endeavour to increase shareholder value that will be reflected in the market value of the Company’s share price.

Casa Berardi

•	Achieve gold production of 145,000 – 155,000 ounces at Casa Berardi.

•	Perform mining activities in accordance with safe and well planned mining practice, in compliance with all appropriate regulations, and the highest environmental standards.

•	Complete pre-feasibility study on open pit mining a portion of the Principal Zone area.

•	Upgrade a significant portion of mineral resources to mineral reserves.

Joanna

•	Drilling to focus on possible extensions of the Hosco deposit, testing exploration targets north and south of the Hosco deposit, and perform infill drilling of the Heva deposit.

•	Complete final feasibility study by fourth quarter of 2010

•	Pursue opportunities to increase land position and ownership interests in the area.

Mining in the future will require stronger social responsibility on the part of participants, respecting the traditional objectives required by investors, such as production targets and conformity with regulatory requirements. However mining should also consider concerns such as high environmental standards, economic gains for local communities and support of the labour force support.

Global Development
Mission Statement and Key Principles

Aurizon is committed at all times to take into consideration the environment, health, safety and welfare of the communities in which it has operation, development and exploration activities and to strive to be legally compliant, and economically, environmentally, socially and ethically responsible.

Aurizon believes in the philosophy of sustainable development – development that meets the needs of the present without compromising the ability of future generations to meet their own needs.

The Company strives to promote the following principles in the performance of its activities:

1.	Responsible production and consumption which minimizes waste and optimizes the use of raw materials, energy and mineral resources.

2.	Economic prosperity that is conducive to social progress and respectful of the environment.

3.	The value of all goods and services must reflect all the costs they generate.

4.	Environmental protection of air, water and soil.

5.	Biodiversity preservation for the benefit of present and future generations.

6.	Protection of cultural heritage.

7.	Risk mitigation and accident prevention.

8.	Improved health and quality of life.

9.	Participation and commitment of citizens.

10.	Social equity and solidarity.

11.	Encourage access to training and education.

12.	Improving any historical legacy of previous mining and exploration activity associated with any mineral property in which the Company has an interest

Aurizon Mines Ltd. | December 31, 2009	Page 7

To support its Global Development Mission, Aurizon has developed internal policies and procedures known as “a license to operate” which consider the economical, social and environmental components of each stage of development. Each of the twelve principles is associated with the three components in order to strive for the equality of economic and social gains, the viability of economic and environmental gains and the ability to support social and environmental gains.

Community Support
Our objective is to support 1 community program for every 1,000 ounces of gold produced in 2009.

Involved Through Sponsorship and Donation

A healthy community is one where the people are involved. Aurizon supports the local community through sponsorship and donations to non-profit organizations, events and activities. The Company also encourages its employees to become actively involved in their community by supporting their initiative with sponsorship and donations to their community project of choice.

A total of $543,000 was distributed to 155 organizations in Quebec in 2009

Aurizon Mines Ltd. | December 31, 2009	Page 8

CASA BERARDI GOLD MINE, QUEBEC

Project Description/History

The Casa Berardi mine is situated 95 kilometres north of La Sarre, Quebec and straddles a 37 kilometre section of the Casa Berardi fault. Between 1988 and 1997, approximately 690,000 ounces of gold were produced from two underground mines, approximately 5 kilometres apart, in the central portion of the property. Aurizon acquired a 100% interest in the property in 1998 and conducted deep exploration drilling in the area of the West Mine, which was successful in discovering several new gold zones. Of particular importance was the discovery of Zone 113, in the West mine area, which contains high grade gold mineralization in quartz veins and forms the core of the current mining operation.

From 2004 to 2006, Aurizon developed new underground infrastructure, constructed surface facilities, and rehabilitated the milling facility and fleet of mining equipment, resulting in the commencement of production in November, 2006. Since 2006, Casa Berardi has produced 495,291 ounces of gold, and cumulatively has produced 1.2 million ounces of gold since 1986.

In September 2007, Aurizon granted Lake Shore Gold Corp. (“Lake Shore”), an option to earn a 50% interest in 227 mineral claims east and west of the perimeter of the mining leases comprising the Casa Berardi Mine (“Casa Berardi Exploration Property”). Lake Shore may earn its 50% interest by spending $5 million over a five year period. As at December 31, 2009, Lake Shore had spent approximately $3.5 million towards the earn-in commitment. The optioned ground covers an area of 11,594 hectares along a 30 kilometre section of the Casa Berardi fault.

Apart from the approximate two kilometre area explored by Aurizon to a depth of 1,000 metres, the large land position has not been systematically explored to depth and, accordingly, holds significant exploration potential.

Summary of Key Operational Statistics - Casa Berardi

	Q1	Q2	Q3	Q4	2009	2008

Operating results

Tonnes milled	167,484	170,429	178,420	172,343	688,676	654,397

Grade – grams/tonne	7.93	7.84	8.14	7.16	7.77	8.16

Mill recoveries - %	91.3%	92.8%	94.2%	91.9%	92.6%	92.5

Gold Production – ozs	38,966	39,874	43,962	36,459	159,261	158,830

Gold sold – ozs	37,400	42,042	43,650	36,183	159,275	159,404

Per ounce data – US$

Average realized gold price	$888	$897	$929	$946	$915	$847

Total cash costs [1]	$379	$386	$392	$459	$401	$399

Amortization [2]	$183	$189	$212	$224	$201	$209

Total production costs [3]	$562	$575	$604	$683	$602	$608

Table footnotes:

[1]	Operating costs net of by-product credits, divided by ounces sold and divided by average Bank of Canada Cad$/US$rate.
[2]	Depreciation, amortization and accretion expenses.
[3]	Total cash costs plus depreciation, amortization and accretion expenses.

Aurizon Mines Ltd. | December 31, 2009	Page 9

CASA BERARDI GOLD MINE, QUEBEC (continued)

2009 Operations

In 2009, Casa Berardi gold production totalled 159,261 ounces and gold sales during the year totalled 159,275 ounces, similar to both 2008 and 2007. Casa Berardi processed 688,676 tonnes at an average grade of 7.8 grams of gold per tonne. Mill recoveries for the year averaged 92.6%. Increased daily ore throughput of 1,887 tonnes per day compared to 1,788 tonnes per day in 2008 was partially offset by lower ore grades, resulting in a slight increase in gold production from 2008.

Total cash costs in 2009 were US$401 per ounce, in line with the US$399 per ounce costs in 2008, as a weaker Canadian dollar offset the mining of lower ore grades. Unit operating costs in 2009 were stable at $108 per tonne compared to the unit costs of $105 per tonne in 2008. The operating profit margin in 2009 increased 15% to US$514 per ounce compared to US$448 per ounce in 2008, due primarily to higher realized gold prices.

Operating outlook for 2010

In 2010, mine sequencing of lower grade zones are expected to lower the average ore grade to 6.7 grams per tonne and assuming a stronger Canadian/US dollar exchange rate of 1.05 compared to 2009, total cash costs per ounce in 2010 are anticipated to increase to US$490 per ounce. On-site mining, milling and administrative costs are expected to average $104 per tonne, slightly lower than 2009 experience as the average daily ore throughput is expected to increase 6%, to 2,000 tonnes per day in 2010. Gold production is estimated at 145,000 to 155,000 ounces in 2010.

The decrease in gold production in 2010 is attributable to modifications to the stope design of the Lower Inter zone which will result in mining a larger mineralized envelope containing lower grade ore. Approximately 43% of 2010 production will come from the Lower Inter zone, 48% from zone 113, and the residual 9% from smaller zones and development material. In 2011 and subsequent years, higher annual gold production levels of 160,000 to 170,000 ounces are anticipated at total cash costs approximating US$425 per ounce, as higher grade areas are included in the mine plan.

Casa Berardi Sustaining Capital and Exploration for 2010

Sustaining capital expenditures at Casa Berardi are estimated to be $20.7 million in 2010, and will include development of the upper and lower portions of Zone 113, underground infrastructure and equipment replacements. In addition, a further $3.8 million will be invested in the first quarter of 2010 on exploration, comprising 33,000 metres of drilling, with up to eleven active rigs. Additional exploration programs and budgets for the balance of the year will be developed to reflect results achieved in the first quarter of 2010.

Aurizon intends to utilize its strong cash flow to upgrade mineral resources to mineral reserves in order to extend and optimize the current mine plan.

In 2010, Aurizon also intends to update the mineral resources following an aggressive diamond drilling program and to complete a prefeasibility study to assess the relative risks and opportunities of mining the Principal Zone crown pillar by open pit.

Aurizon Mines Ltd. | December 31, 2009	Page 10

CASA BERARDI GOLD MINE, QUEBEC (continued)

Surface exploration will focus on testing the depth extension of the Lower Inter zone, infill drilling of the Principal zone, and testing the depth and lateral extensions of the East mine area.

In addition, drill rigs will be active underground, performing infill drilling on zones 113, Lower Inter and zones 124-1 and 124-2 within the Principal zones area, and exploration drilling from the 810 metre exploration drift on zones 118 and 123, and on the depth extension of zone 113. The exploration drift on the 550 metre level will be extended to the east by approximately 600 metres to provide drill access to test the area between the lower part of the Principal zones and upper parts of zones 118 and 123.

Lake Shore has announced that it will conduct an approximate 10,700 metre diamond drill program in 2010 on both East and West blocks of the optioned property. The program will include approximately 6,000 metres in 23 holes designed to confirm the continuity and expand the mineralization of the G zone in the East block area. Drill results from the G zone include 8.58 grams per tonne gold over 10.4 metres and 6.84 grams per tonne gold over 3.10 metres. Drilling of the G zone has identified mineralization to a vertical depth of 280 metres within a strike length of 500 metres. The G zone is located approximately 7.5 kilometres to the east of the Casa Berardi processing facility.

Aurizon Mines Ltd. | December 31, 2009	Page 11

CASA BERARDI GOLD MINE, QUEBEC (continued)

Mineral Reserves and Resources

Scott Wilson Roscoe Postle Associates Inc. were commissioned by Aurizon to prepare mineral reserve and mineral resource estimates, in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.

Casa Berardi Mineral Reserves and Resources

	2009			2008

	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces

Mineral Reserves

Proven and Probable Mineral Reserves

Underground	3,798,000	7.6	929,000	3,201,000	8.5	875,000

Open pit	635,000	4.0	81,000	635,000	4.0	81,000

Total Mineral Reserves	4,433,000	7.1	1,010,000	3,836,000	7.8	956,000

Mineral Resources

Measured Mineral Resources	789,000	5.3	134,000	728,000	5.4	126,000

Indicated Mineral Resources	4,289,000	5.6	778,000	4,234,000	6.0	810,000

Total Measured & Indicated Resources	5,078,000	5.6	913,000	4,962,000	5.9	936,000

Inferred Mineral Resources	4,487,000	6.6	958,000	4,339,000	6.6	920,000

Note:	Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Mineral reserves and resources estimates have been completed in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101. Mineral resources are exclusive of mineral reserves

Mineral reserves and mineral resources for 2009 were calculated using a gold price of US$825 per ounce (2008 - US$750).

Proven and Probable Mineral Reserves increased in 2009 as a result of:

•	At the West Mine, the 2009 mine production in Zones 113, Lower Inter and North West have been offset by the gain in mineral reserves from Zones 115, 118 and Lower Inter.

•	A 9% decrease in grade is a result of the addition of lower grade ore from the Zone 113, 118 and Lower Inter and a decrease in the cut-off grade, due to higher gold prices.

•

Mineral reserves are estimated using an average long-term gold price of US$825 per ounce, compared to US$750 per ounce in 2008, and a US$/C$exchange of 1:1.09. A minimum cut off grade of 3.9 grams of gold per tonne was used, based on long term operating costs and gold prices, for the underground zones; and 1.2 grams of gold per tonne for the open pit. In 2008, the minimum cut off grade was 4.4 grams of gold per tonne.

•

As the mining industry is currently experiencing gold prices that are higher than US$825 per ounce, the operations periodically mine ore that is not included in mineral reserves as the grades are lower than the minimum cut-off grades.

Aurizon Mines Ltd. | December 31, 2009	Page 12

CASA BERARDI GOLD MINE, QUEBEC (continued)

Gain (Loss) in mineral reserves in 2009:

	Tonnes	Gold ounces

Mineral Reserves – December 31, 2008	3,836,000	956,000

Resource conversion (1)	1,078,000	200,000

Mining depletion (2)	(633,000)	(165,000

Mining Costs (3)	152,000	19,000

Mineral Reserves – December 31, 2009	4,433,000	1,010,000

(1)	Resource conversion resulted in the addition of 200,000 ounces to mineral reserves.

(2)

Mining depletion represents mineral reserves mined and processed in 2009 before milling recoveries and exclude 7,000 ounces mined outside of the reserves established at the beginning of the year and, therefore, does not correspond to the actual 2009 gold production of 159,261 ounces.

(3)	Mining costs represent an adjustment to the cut-off grade due to an increase in the three year moving average gold price and stable operating costs.

Gain (Loss) in mineral resources in 2009:

The main variances in the mineral resource estimates between 2009 and 2008 are as follows:

•	Geological re-interpretation of mineralized zones after drilling programs (Zone 113, 115, 118 and Lower Inter).

•	Geological interpretation and 3D block model of two new mineralized zones (Zones 113 (S4) and 152 (East Mine)).

•	Conversion of inferred into indicated; or of indicated into measured.

•	Conversion of mineral resources into mineral reserves.

•	Conversion of mineral resources to mineral reserves after completion of economic mining plan for Zones 115 and 118.

•	Mining depletion (Zones 113, North West, Lower Inter).

“For the third consecutive year, Casa Berardi has successfully renewed mineral reserves through the conversion of mineral resources.” said David Hall, President and CEO.The extensive drill program, initiated in the second half of 2009, is producing encouraging results and we anticipate a significant upgrade in the quality of our mineral resources plus a positive impact on our mineral reserves at the end of 2010..”

David Hall, President and Chief Executive Officer

Aurizon Mines Ltd. | December 31, 2009	Page 13

CASA BERARDI GOLD MINE, QUEBEC (continued)

Mine Plan for Mineral Reserves

•

The mine plan for the current mineral reserves totals 4.4 million tonnes of ore, grading 7.09 grams of gold per tonne, to be mined over six years (2010 to 2016) from the 113 Zone, Lower Inter Zone, 118 Zone and six smaller West Mine zones, as well as the open pit and underground production from the East Mine. The production profile for the next three years is shown below.

JOANNA GOLD PROPERTY, QUEBEC

Property Description/History

The Joanna Gold Project is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec just off Highway 117 and two kilometers north-east of the Rouyn-Noranda airport . The Rouyn-Noranda mining district is well known for its base metal deposits associated with volcanic rocks and several gold deposits in the immediate vicinity of the Cadillac Break (fault) have been defined over the years.

The Joanna Gold Project comprises 155 claims and is divided into six sectors based different ownership agreements. There are currently two deposits identified to date, the Hosco deposit and the Heva deposit. Both deposits are accessible via gravel roads less than one kilometre from Highway 117.

The Hosco and Heva deposits are finely disseminated sulphide deposits with minor quartz veining located within a sedimentary basin on both sides of a branch of the Larder Lake Cadillac fault. The gold is associated with sulphides, primarily arsenopyrite. The mineralized corridor extends along a 2,200 metre east-west trend and can be followed down to a depth of 400 metres. Mineralized zones within that corridor dip by 50o to 65o to the north with a westerly plunge.

At the Hosco deposit, between 1948 and 1949, an exploration shaft was sunk accessing the upper part of the deposit, from which 45,872 tonnes grading 6.58 grams per tonne was extracted from 9 shrinkage stopes. At the Heva deposit, between 1944 and 1947, an incline shaft was sunk to a vertical depth of 177 metres from which underground exploration drilling was conducted from the 122 and 160 metre levels. From 1951 to 1953, 47,475 tonnes grading 6.86 grams per tonne is reported to have been produced from the Heva deposit.

Aurizon Mines Ltd. | December 31, 2009	Page 14

JOANNA GOLD PROPERTY, QUEBEC (continued)

Following the optioning of the Joanna project in 2006, Aurizon carried out surface diamond drilling which resulted in the identification of large mineralized zones. Aurizon then evaluated the potential to mine lower grade and higher tonnage material with different mining methods including by open pit. This study was followed by infill drilling with the objective of confirming the grade and continuity of the new mineral resources.

The Hosco mineralization follows multiple distinct zones dipping between 50 and 60 degrees to the north with a western plunge. Mineralization is restricted to a 100 to 190 metre wide lower grade halo of 0.5 to 2.0 grams of gold per tonne. Mineralized zones along this corridor plunge to the west, and are usually narrower and less continuous in the western block and wider and more continuous in the eastern block.

Pre-feasibility Study

In the fourth quarter of 2009, the Company received a positive Pre-feasibility Study on the Hosco deposit and is now proceeding to final feasibility on its Joanna project. The Pre-feasibility Study was prepared by BBA Inc., Montreal, Quebec (“BBA”) with contributions from other leading engineering firms and consultants, in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects as defined by (“NI 43-101”).

The highlights of the Pre-feasibility study are as follows:

Assumptions
Gold Price (US$/oz)	$825
Canadian $to US$rate	1.10
Fuel price (C$/litre)	$0.70

Mineral Reserves
Hosco Mineral Reserves (million gold ounces)	1.0

Mine Parameters
Ore milled
Mine plan tonnage (million tonnes)	23.6
Mine plan grade (grams/tonne)	1.31
Stockpile grade tonnage (million tonnes)	2.4
Stockpile grade (grams/tonne)	0.35
Waste to ore ratio	3.8:1
Production rate (annualized tonnes per day)	8,500
Estimated gold recovery (%)	86.8
Total gold recovered (ounces)	887,000
Pre-production period (years)	1.5
Mine life (years)	8.3
Average annual gold production (ounces)	110,000

Costs
Pre-production capital ($millions)	$187
Initial site restoration ($millions)	$5
Sustaining capital and restoration ($million)	$31
Cost per tonne milled ($/t)	$16.25
Average operating cash cost per ounce (US$/oz)	$434
Average total cash cost per ounce (US$/oz)	$455

Financial Return
Payback from start of production (years)	3.9
Internal Rate of Return (before tax)	14.4%
Net present value, pre tax, 5% discount ($millions)	$74

(All dollar figures expressed in Canadian dollars, except where indicated)

Aurizon Mines Ltd. | December 31, 2009	Page 15

JOANNA GOLD PROPERTY, QUEBEC (continued)

The Pre-feasibility study was prepared as a stand-alone project, relating solely to the mineral reserves located on the Hosco deposit, and accordingly does not take into account any of the mineral resources contained in the Heva deposit, which forms a part of the Joanna Project. The Pre-feasibility Study also does not take into account any synergies from the potential utilization of Aurizon’s milling facilities, management and infrastructure at Casa Berardi to improve the economics of the Joanna Project; nor does it consider the excellent exploration potential within Aurizon’s large land position surrounding the Hosco deposit. These matters will be addressed in the final feasibility study, which has now been commissioned and is expected to be completed in the fourth quarter of 2010.

Joanna Mineral Reserves and Resources

	2009			2008

	Tonnes	Grade Grams/tonne	Gold Ounces	Tonnes	Grade Grams/tonne	Gold Ounces

Mineral Reserves

Proven and Probable Mineral Reserves

Open Pit	23,650,000	1.31	995,600	—	—	—

Low grade stockpile	2,400,000	0.35	27,000	—	—	—

Total Mineral Reserves	26,050,000	1.22	1,022,600	—	—	—

Mineral Resources

Measured - Hosco	1,378,000	1.28	57,000	18,500,000	1.4	827,000

Indicated - Hosco	6,201,000	1.21	242,000	11,100,000	1.3	446,000

Indicated - Heva	4,410,000	1.90	270,000	4,200,000	1.9	257,000

Total Measured & Indicated Resources	11,989,000	1.48	569,000	33,800,000	1.4	1,530,000

Inferred Mineral Resources

Inferred - Hosco	20,810,000	1.19	796,000	19,800,000	1.2	774,000

Inferred - Heva	9,000,000	1.77	512,000	8,600,000	1.8	488,000

Inferred – Alexandria	1,080,000	1.20	42,000	—	—	—

Total Inferred Resources	30,890,000	1.36	1,350,000	28,400,000	1.4	1,262,000

Notes:

1.	Mineral Resources which are not mineral reserves do not have demonstrated economic viability

2.

Measured and indicated mineral resources are reported to a depth of 300 metres at a cut off grade of 0.5 grams of gold per tonne. Inferred mineral resources are reported to a depth of 600 metres at a cut off grade of 0.5 grams of gold per tonne.

3.	Historical production of 9,700 ounces (Hosco) and 10,700 ounces (Heva) have not been subtracted from measured and indicated resources.

Aurizon Mines Ltd. | December 31, 2009 Page 16

JOANNA GOLD PROPERTY, QUEBEC (continued)

“We are very pleased with the results of Pre-feasibility Study on the Hosco deposit.” said David P. Hall, President and Chief Executive Officer. “Due to the dedication and diligence of Aurizon’s technical team and consultants, we delivered this study within three years of optioning the property and we are proud to see Joanna progress as the next step in our growth strategy of creating shareholder value through successful exploration and development.

David Hall, President and Chief Executive Officer

Joanna Outlook

At Joanna, $7.9 million will be invested in 2010 for exploration, a final feasibility study, and property acquisition payments, of which $5.7 million will be expensed and the balance capitalized.

A $3.4 million surface exploration program, comprising 28,000 metres of drilling, will test targets to the north and south of the Hosco deposit; perform infill drilling on the Heva deposit; test a potential satellite pit, approximately 700 metres west of the proposed Hosco pit; and test potential extensions of the Hosco pit. At least three (3) drill rigs will be active on the Project during this time.

In addition, work has commenced under the direction of BBA Inc., Montreal, Quebec, on a final feasibility study, which is anticipated to be completed in the fourth quarter, 2010.

Aurizon Mines Ltd. | December 31, 2009 Page 17

KIPAWA - GOLD PROPERTY, QUEBEC

The Kipawa gold project is an early stage exploration project located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey. The project consists of three non-contiguous claim blocks totalling 1,485 claims.

Exploration programs performed in 2007 to 2009 included regional till sampling, prospecting, geophysics, soil geochemistry, and limited diamond drilling. These programs lead to the discovery of gold and rare earth elements (REE) mineralization. Mineralization occurs along the contact between a syenite intrusive and altered hosted rocks.

The first drilling program completed at Kipawa by Aurizon, totalled 681 metres in four (4) drill holes with the objective of testing the Snake rare earth elements target, located in the western part of the Kipawa southern claim block. These holes intersected a broad rare earth mineralized envelope within a minimum true thickness averaging 61 to 104 metres.

At Kipawa, a $1.3 million exploration drilling program to test gold targets will commence in the second quarter as follow up on the work performed in 2009.

Aurizon Mines Ltd. | December 31, 2009 Page 18

Aurizon Mines Ltd. | December 31, 2009 Page 19

Aurizon Mines Ltd.
MANAGEMENT DISCUSSION & ANALYSIS

Aurizon Mines Ltd. | December 31, 2009 Page 20

AURIZONMINESLTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION

Management’s discussion and analysis is intended to help the reader understand the significant factors that have affected Aurizon Mines Ltd.’s performance and such factors that may affect its future performance. This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations (see “Forward Looking Statements” on page 22). This report has been prepared on the basis of available information up to March 17, 2010 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Differences between Canadian and United States generally accepted accounting principles (“US GAAP”) that would have affected the Company’s reported financial results are set out in Note 20. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

OVERVIEW AND STRATEGY

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of northwestern Quebec. Aurizon owns and operates 100% of the Casa Berardi gold mine, the Joanna gold project which is at the feasibility stage, and one early stage exploration project, Kipawa.

Gold production from Casa Berardi re-commenced in November 2006, ten years following the previous operating period from 1988 to 1996, during which approximately 690,000 ounces of gold were produced. Since 2006, Casa Berardi has produced 495,291 ounces of gold, and cumulatively has produced 1.2 million ounces of gold since 1986.

In 2009, gold production from Casa Berardi totalled 159,261 ounces compared to 158,830 ounces and 159,469 ounces, in 2008 and 2007, respectively. It is estimated that Casa Berardi will produce approximately 145,000 – 155,000 ounces of gold in 2010 at an estimated total cash cost of US$490(1) per ounce, assuming a Cad/US dollar exchange rate of 1.05. The following chart shows Aurizon’s gold production profile from Casa Berardi since 2006.

Aurizon’s mission is to become an intermediate sized gold mining company operating multiple mines in politically stable jurisdictions. In order to achieve this, Aurizon’s growth strategy is to extend the mine life of its existing gold production base at Casa Berardi and to increase gold production by means of developing its existing projects in Quebec and by acquisition of, or merger with, companies having either production or advanced development stage gold projects. In order to execute this strategy, Aurizon has built a team of mining professionals with experience and technical knowledge in exploration, development, construction, mine operations, environmental compliance and financial disciplines to allow the Company to advance a project from discovery through to feasibility, construction and development, and operations.

(1)See “Non-GAAP measures” on pages 18 and 19

Aurizon Mines Ltd. | December 31, 2009 Page 21

REVIEW OF 2009

HIGHLIGHTS AND SIGNIFICANT EVENTS

Record Revenues, Net Earnings and Operating Cash Flow

•	Record revenues of $175.6 million, 22% higher than 2008.

•	Record net earnings of $36.7 million, or $0.23 per share, and record adjusted net earnings of $32.9 million(1), or $0.21 per share.

•	Record cash flow from operating activities of $71.8 million, 19% higher than 2008.

•	Operating profit margin per ounce increased 15% to US$514.(1)

Gold Production and Low Cash Costs Maintained

•	Gold production of 159,261 ounces compared to 158,830 ounces in 2008.

•	Ore throughput increased 5% to 688,676 tonnes compared to 2008.

•	Total cash costs of US$401 per ounce.

Renewal of Gold Reserves and Mine Life extended at Casa Berardi

•	Renewal of mineral reserves and mine life extended to six years.

•	Proven and probable mineral reserves of 1,010,000 gold ounces.

•	Measured and indicated resources of 912,000 gold ounces.

•	Inferred mineral resources of 958,000 gold ounces.

Project Debt Eliminated and Balance Sheet Strengthened

•	Project debt of $29.2 million eliminated and $21.2 million in cash released from restricted cash accounts.

•	$47.3 million equity financing completed

•	$113 million in cash and working capital of $101.7 million.

Joanna Project Pre-feasibility completed and Final Feasibility Study Initiated

•	Pre-feasibility study completed resulting in mineral reserves of 1,022,600 ounces of gold.

•	Internal rate of return of 14.4% using US$825 gold price and a Cad/US rate of 1.10.

•	Additional mineral resources of 1,919,000 gold ounces.

•	Final feasibility study initiated and completion anticipated in fourth quarter 2010.

(1)See “Non-GAAP measures” on pages 18 and 19.

Aurizon Mines Ltd. | December 31, 2009 Page 22

FINANCIAL REVIEW

Key Financial Data (in $ thousands, except per share amounts)	2009	2008	2007 (Note 1)

Revenues	$175,560	$144,452	$119,160
Net Earnings for the year	$36,706	$4,921	$9,351
Net earnings - per share
(Basic and Diluted)	$0.23	$0.03	$0.06

Cash flow from operating activities	$71,822	$60,265	$44,722

Cash and restricted cash	$113,098	$55,562	$56,590
Working capital	$101,666	$24,080	$32,227
Total assets	$323,293	$257,951	$245,611
Long-term obligations	$705	$9,430	$44,924
Shareholders’ equity	$235,637	$144,941	$133,363

Note 1: The 2007 comparative results have been re-stated to reflect the adoption of CICA Handbook Section 3064, “Goodwill and Intangible Assets”. The adoption of this new standard result in a change in the treatment of preproduction and start-up costs and requires that these costs and related revenues be reflected in earnings. The Company was in preproduction at its Casa Berardi mine in the fourth quarter of 2006 and accordingly, the 2007 results have been retrospectively restated.

Financial review of the year ended December 31, 2009

Net earnings in 2009 totalled $36.7 million, or $0.23 per share, compared to net earnings of $4.9 million, or $0.03 per share in 2008. Results were positively impacted by higher realized gold prices and the recognition of $4.5 million of non-refundable tax credits. After removing the positive impact of non-cash unrealized derivative gains of $3.8 million on an after tax basis, adjusted net earnings were $32.9 million, or $0.21 per share in 2009, compared to adjusted net earnings of $10.2 million, or $0.07 per share in 2008. Earnings in 2008 were negatively impacted by non-cash derivative losses of $8.5 million, partially offset by a $3.2 million recovery of corporate takeover costs, on an after tax basis.

Cash flow from operating activities in 2009 rose 19% to $71.8 million from $60.3 million in 2008 as higher realized gold prices resulted in a 15% increase in operating profit margins. The operating profit margin in 2009 was US$514 per ounce compared to US$448 per ounce in 2008. Gold production in 2009 totalled 159,261 ounces, in line with prior year’s production of 158,830 ounces.

Financial review of the fourth quarter 2009

Net earnings of $9.9 million, or $0.06 per share, were achieved in the fourth quarter of 2009, compared to a net loss of $4.1 million, or ($0.03) per share in the same period of 2008. Fourth quarter results in 2009 were positively impacted by the recognition of $4.5 million of non-refundable tax credits. After removing the negative impact of non-cash unrealized derivative losses of $3.9 million on an after tax basis, adjusted net earnings were $13.8 million, or $0.09 per share compared to adjusted net earnings of $0.6 million, or nil cents per share, for the same quarter of 2008. In the fourth quarter of 2008, earnings were negatively impacted by non-cash derivative losses of $4.7 million on an after tax basis.

Aurizon Mines Ltd. | December 31, 2009 Page 23

In the fourth quarter of 2009, the average realized gold price was US$946(1) per ounce and the average Cad/US exchange rate was 1.06. Included in the average realized gold price is the impact of 26,183 ounces sold at an average price of US$895 per ounce from the exercise of call options. In the same period of 2008, the average realized gold price was US$793 per ounce and the average Cad/US exchange rate was 1.23.

Cash flow from operating activities in the fourth quarter of 2009 was $12.0 million, compared to $11.6 million in 2008. The Company’s aggregate operating, investing and financing activities during the fourth quarter of 2009 resulted in net cash inflows of $5.1 million.

Revenue

	Q1	Q2	Q3	Q4	2009	2008	2007

Gold sales – ozs	37,400	42,042	43,650	36,183	159,275	159,404	160,600

Per ounce data, except exchange rate

Realized gold price – US$	$888	$897	$929	$946	$915	$847	$696
Cad$/US$exchange rate	1.25	1.17	1.08	1.06	1.14	1.07	1.06
Realized gold price – Cad$	$1,111	$1,048	$1,007	$1,001	$1,041	$903	$740

In 2009, revenues totaled $175.6 million, compared to revenues of $144.5 million in 2008. Casa Berardi gold production in 2009 totalled 159,261 ounces and gold sales during the year totalled 159,275 ounces, similar to both 2008 and 2007. The average realized gold price in 2009 was US$915 per ounce at an average Cad/US exchange rate of 1.14. During 2009, nearly 52% of the gold sales were delivered against gold call options at an average price of US$882 per ounce, 9% lower than the average London fixing of US$973 per ounce. The Canadian dollar fluctuated considerably against the US dollar during 2009, ranging from an average Cad/US dollar exchange rate of 1.25 in the first quarter to 1.06 in the fourth quarter, and averaging 1.14 for the year. A stronger Canadian dollar negatively affects revenues whereas a weaker Canadian dollar has the opposite impact.

In 2008, revenue totaled $144.5 million, compared to revenues of $119.2 million in 2007. Casa Berardi gold production in 2008 totalled 158,830 ounces and gold sales during the year totalled 159,404 ounces. The average realized gold price in 2008 was US$847 per ounce at an average Cad/US exchange rate of 1.07. During 2008, 53,217 ounces were delivered against gold call options at an average price of US$835 per ounce, 5% lower than the average London fixing of US$876 per ounce. Whilst the Canadian dollar fluctuated considerably during 2008 against the US dollar, the average Cad/US dollar exchange rate for the year of 1.07 was similar to the 1.06 rate in 2007.

(1)See “Non-GAAP measures” on pages 18 and 19

Aurizon Mines Ltd. | December 31, 2009 Page 24

Casa Berardi Operations

Summary of Key Operational Statistics

	Q1	Q2	Q3	Q4	2009	2008	2007	2006

Operating results
Tonnes milled	167,484	170,429	178,420	172,343	688,676	654,397	545,258	68,481
Grade – grams/tonne	7.93	7.84	8.14	7.16	7.77	8.16	9.78	8.58
Mill recoveries -%	91.3%	92.8%	94.2%	91.9%	92.6%	92.5%	93.0%	93.9%

Gold Production – ozs	38,966	39,874	43,962	36,459	159,261	158,830	159,469	17,731

Gold sold – ozs	37,400	42,042	43,650	36,183	159,275	159,404	160,600	6,882

Per ounce data – US$
Average realized gold price[1]	$888	$897	$929	$946	$915	$847	$696	$625

Total cash costs [2]	$379	$386	$392	$459	$401	$399	$331	$308
Amortization [3]	$183	$189	$212	$224	$201	$209	$172	$180

Total production costs[4]	$562	$575	$604	$683	$602	$608	$503	$488

Table footnotes:

[1]	Realized gold prices net of derivative gains or losses divided by ounces sold.

[2]	Operating costs net of by-product credits, divided by ounces sold, and divided by average Bank of Canada Cad$/US$rate.

[3]	Depreciation, amortization and accretion expenses.

[4]	Total cash costs plus depreciation, amortization and accretion expenses.

Operating review of the year

In 2009, gold production totalled 159,261 ounces from the processing of 688,676 tonnes at an average grade of 7.8 grams of gold per tonne. Mill recoveries for the year averaged 92.6%. Increased daily ore throughput of 1,887 tonnes per day in 2009 compared to 1,788 tonnes per day in 2008 was partially offset by lower ore grades, resulting in a slight increase in gold production in 2009.

Total cash costs in 2009 were US$401 per ounce, in line with the US$399 per ounce costs in 2008, as a weaker Canadian dollar offset the impact on costs of mining lower ore grades. Unit operating costs(1) in 2009 were stable at $108 per tonne compared to the unit costs of $105 per tonne in 2008. The operating profit margin in 2009 increased 15% to US$514 per ounce compared to US$448 per ounce in 2008, due primarily to higher realized gold prices.

In 2008, gold production totalled 158,830 ounces from the processing of 654,397 tonnes at an average grade of 8.2 grams of gold per tonne. Mill recoveries for the year averaged 92.5%. A 20% increase in ore throughput combined with 17% lower ore grades resulted in a slight decrease in gold production in 2008.

Total cash costs in 2008 were US$399 per ounce, higher than the US$331 per ounce costs in 2007, as a result of mining of lower ore grades. Higher ore throughput in 2008 allowed unit operating costs to drop from $107 per tonne in 2007 to $105 per tonne in 2008, partially mitigating the higher unit costs on a per ounce basis.

(1)See “Non-GAAP measures” on pages 18 and 19

Aurizon Mines Ltd. | December 31, 2009 Page 25

The operating profit margin in 2008 increased 23% to US$448 per ounce compared to US$365 per ounce in 2007, due primarily to higher realized gold prices.

Operating review of the fourth quarter 2009

Gold production for the fourth quarter of 2009 was 36,459 ounces from the processing of 172,343 tonnes at an average grade of 7.16 grams per tonne. The anticipated sequencing of lower grade ore in the fourth quarter compared to the average grade of 7.97 grams per tonne for the first nine months of 2009, together with a strong Canadian dollar, resulted in cash operating costs per ounce of US$459 in the quarter, compared to US$385 for the first nine months and US$401 for the year.

Operating outlook for 2010

In 2010, mine sequencing of lower grade zones are expected to lower the average ore grade to 6.7 grams per tonne and assuming a stronger Canadian/US dollar exchange rate of 1.05 compared to 1.14 in 2009, total cash costs per ounce in 2010 are anticipated to increase to US$490 per ounce. On-site mining, milling and administrative costs are expected to average $104 per tonne, slightly lower than 2009 experience as the average daily ore throughput is expected to increase 6%, to 2,000 tonnes per day in 2010. Gold production is estimated at 145,000 to 155,000 ounces in 2010.

The decrease in gold production in 2010 is attributable to modifications to the stope design of the Lower Inter zone which will result in mining a larger mineralized envelope containing lower grade ore. Approximately 43% of 2010 production will come from the Lower Inter zone, 48% from zone 113, and the residual 9% from smaller zones. In 2011 and subsequent years, higher annual gold production levels of 160,000 to 170,000 ounces are anticipated at total cash costs approximating US$425 per ounce, as higher grade areas are included in the mine plan.

Expenses

Administrative and general costs in 2009 of $10.9 million were unchanged from 2008, however, excluding non-cash stock based compensation charges, costs rose to $8.0 million in 2009, compared to $6.9 million in 2008. These costs reflect the head office costs in Vancouver, B.C. as well as our administrative and technical group in Val d’Or, Quebec. Staff has been added in Vancouver to create a corporate development group as well as in Val d’Or to support the continued studies at Joanna as well as evaluating other opportunities.

Exploration costs of $3.8 million were incurred in 2009 at the Company’s two Quebec based exploration projects, compared to $11.4 million in 2008. These costs are net of $1.0 million (2008 - $2.0 million) of Federal and Quebec refundable and non-refundable government assistance. At Joanna, a pre-feasibility study was completed and a further 14,105 metres of drilling were completed at a cost of $4.1 million. At Kipawa, soil sampling programs were conducted at a cost of $0.3 million and general exploration costs totalled $0.4 million.

In 2009, derivative gains totalled $4.9 million compared with a $10.6 million loss in 2008. The expiry of gold call options and foreign exchange contracts; a stronger Canadian dollar; and the purchase of gold call options that allow the Company to participate in higher gold prices, partially mitigated by rising gold prices, resulted in the derivative gain. There are no margin requirements with respect to these derivative positions.

Interest costs associated with the project loan facility dropped to $0.5 million from $2.7 million in 2008, as a result of repaying the project debt in full in September 2009.

Foreign exchange losses totalled $2.4 million in 2009 compared to gains of $1.1 million in 2008. The primary cause for the exchange losses in 2009 was the delivery of foreign exchange contracts at rates less favourable than the prevailing market rates, particularly in the first half of 2009 when the Canadian dollar was very weak against the U.S. dollar.

Capital taxes for 2009 totalled $0.8 million, compared to $0.4 million in 2008.

Non-refundable tax credits arising from exploration activities at Joanna and Kipawa, totalling $4.5 million, were reflected in earnings in 2009 as there was reasonable assurance that the credits will be realized to shelter future taxable income.

Aurizon Mines Ltd. | December 31, 2009 Page 26

Other income in 2009 totalled $0.8 million, comprising interest income of $0.5 million and royalty income of $0.3 million. In 2008, other income totalled $6.2 million, of which $4.0 million related to a recovery of takeover defense costs incurred in 2006, $1.7 million interest income and $0.5 million of royalty income.

Income and resource taxes in 2009 totalled $20.7 million, of which $7.7 million were current Quebec resource taxes and $13.0 million are related to future income and resource taxes, based on differences between the tax and accounting bases. In 2008, income and resource taxes were $6.6 million, of which $1.3 million related to current Quebec resource taxes and $5.3 million were related to future income and resource taxes.

Summary of Quarterly Results

(in thousands of dollars, except per share data)

2009	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2009

Revenue	$42,868	$45,168	$45,549	$41,975	$175,560
Operating costs	17,667	19,085	18,989	17,738	73,479
Administrative and general costs	2,794	2,622	2,250	3,185	10,851
Exploration costs	1,232	738	729	1,070	3,769
Derivative (gains) losses	2,234	(12,931)	667	5,084	(4,946)
Net Earnings	5,048	13,585	8,211	9,862	36,706

Net earnings per share – basic and diluted	0.03	0.08	0.05	0.07	0.23

2008	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2008

Revenue	$35,134	$36,299	$35,502	$37,517	$144,452
Operating costs	16,869	18,121	17,025	16,590	68,605
Administrative and general costs	2,569	3,313	1,866	3,182	10,929
Exploration costs	2,272	2,906	3,133	3,116	11,426
Derivative (gains) losses	9,922	(1,680)	(3,451)	5,794	10,586
Net Earnings (Loss)	(3,776)	5,643	7,108	(4,054)	4,921

Net earnings (Loss) per share - Basic and diluted	(0.03)	0.04	0.05	(0.03)	0.03

Financial results for the last eight quarters reflect higher trending realized Canadian dollar gold prices and relatively stable production costs. The average realized Canadian dollar gold price in 2009 was $1,041 per ounce, 15% higher than the $903 per ounce in 2008.

Derivative gains and losses have been impacted by volatile gold and currency fluctuations. The first and fourth quarters of 2008 had large derivative losses of $9.9 million and $5.8 million, respectively, while the second quarter of 2009 had a derivative gain of $12.9 million.

The fourth quarter of 2009 was positively impacted by the recognition of $4.5 million of non-refundable tax credits.

Net earnings in each of the four quarters of 2009 were positively impacted by lower exploration activities at Joanna compared to the same periods of 2008.

Aurizon Mines Ltd. | December 31, 2009 Page 27

Liquidity and Capital Resources

Operating Activities

Cash flow from operating activities in 2009 rose 19% to $71.8 million from $60.3 million in 2008 as higher realized gold prices resulted in a 15% increase in operating profit margins. The operating profit margin in 2009 was US$514 per ounce compared to US$448 per ounce in 2008. Gold production in 2009 totalled 159,261 ounces, similar to the prior year’s production of 158,830 ounces.

Investing Activities

Aggregate investing activities resulted in cash outflows of $14.1 million, compared to $13.7 million in 2008. Capital expenditures totalled $38.2 million in 2009, of which $36.9 million was for sustaining capital and exploration at Casa Berardi. In 2008, $28.0 million of capital expenditures were incurred, of which $27.4 million was incurred at Casa Berardi.

(in $ thousands)	2009	2008
	$	$
Capital Expenditures by project:
Casa Berardi:
Exploration & studies	13,309	5,888
Underground development	12,348	14,335
Property, plant and equipment	11,196	7,192

Total Casa Berardi expenditures	36,853	27,415
Other project expenditures:
Mineral property acquisitions	1,154	275
Property, plant and equipment	226	308

Total	38,233	27,998

Represented by:
Property, plant & equipment	11,422	7,500
Mineral properties	26,811	20,498
Total	38,233	27,998

In 2009, capital expenditures at Casa Berardi totaling $36.9 million included:

•	550 meters of ramping, 3,400 meters of drifting and 400 meters of raising.

•	60,600 meters of exploration and infill drilling, including 41,300 meters of underground drilling and 19,300 meters of surface drilling.

•	New underground mobile equipment acquired to replace contractor equipment.

•	Underground infrastructure to sustain operations, including ore/waste passes, lunchroom, fuel bays, backfill system and drainage.

•	Surface infrastructure improvements.

•	Additional underground electrical substations to sustain underground expansion and surface harmonic filters to comply with Hydro Québec requirements.

•	Compressor upgrades.

•	Tailing ponds walls raised.

•	Extension of 810 level exploration drift by 1,500 meters.

Aurizon Mines Ltd. | December 31, 2009 Page 28

In 2008, capital expenditures at Casa Berardi totaling $27.4 million included:

•	Underground infrastructure required for the start up of Lower Inter Zone including ventilation, safety exits, pulp backfill distribution system and ore chutes.

•	Improvement to the road access.

•	Adjustments to the cement plant to support future production from the Northwest and Lower Inter zones.

•	Improvement of the existing underground mobile equipment fleet including scoops, trucks, and automatic bolting machine.

•	Addition of underground electrical substations.

•	Adjustment to piping for dewatering pumping system, including excavations for the pump room.

•	1,600 metres of ramping, 2,400 metres of drifting and 500 metres of raising.

•	12,000 metres of definition drilling within the 113 Zone.

•	18,000 metres of exploration and infill drilling, including 14,000 metres of underground drilling and 4,000 metres of surface drilling.

In 2009, Aurizon received $5.8 million (2008 - $4.0 million) in refundable tax credits relating to certain eligible exploration expenditures.

In 2009, the Company invested $2.6 million to acquire 16,614 ounces of gold call options expiring in 2010 with an exercise price of US$863 per ounce. This purchase effectively reduces by 25% the Company’s ounces that are subject to call options in 2010 and raises the average 2010 call price from US$908 per ounce to US$923 per ounce.

A decision to repay the project debt in full in September 2009 resulted in the release of restricted cash of $21.2 million (2008 - $10.5 million) which had been maintained in accordance with the terms of the debt facility.

Site reclamation deposits totalling $221 thousand were required in 2009 for future site reclamation obligations. In 2008, payments totalling $158 thousand were made.

Financing Activities

Financing activities in 2009 resulted in a net cash inflow of $21.0 million as a result of a $47.3 million public equity financing and $3.6 million from the exercise of incentive stock options, reduced by principal debt repayments of $29.2 million and repayment of a $0.6 million government assistance obligation. In 2008, financing activities resulted in a net cash outflow of $37.1 million due to principal debt repayments of $39.8 million, reduced by the exercise of incentive stock options totalling $2.7 million.

Aurizon’s aggregate operating, investing and financing activities during 2009 resulted in a net $78.8 million increase in its cash balances compared to a net increase of $9.5 million in 2008.

Balance Sheet

As at December 31, 2009, cash and cash equivalents increased to $113.1 million, compared to $55.6 million in 2008. Included in the 2008 cash balances are restricted cash amounts in respect of the Casa Berardi debt facility totalling $21.2 million.

At the end of 2009, Aurizon had working capital of $101.7 million compared to $24.1 million at the end of 2008. Reflected in working capital are net derivative liabilities totaling $8.6 million compared to $13.3 million at the end of 2008. In 2008, working capital also included debt obligations totaling $21.7 million.

Aurizon Mines Ltd. | December 31, 2009 Page 29

Long term obligations related to refundable government assistance and capital leases totalled $0.7 million at December 31, 2009, compared to $9.4 million at the end of 2008, which included project debt of $8.2 million.

As at the date of this report, Aurizon had 159,099,107 common shares issued and outstanding. In addition, 9.9 million incentive stock options are outstanding that are exercisable into common shares at an average price of $3.98 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party or off-balance sheet arrangements to report.

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2009 are summarized as follows:

(in $ thousands)	Total	Less than 1 year	2 – 3 years	More than 3 years
	$	$	$	$

Environment and reclamation	30,509	284	—	30,225
Mineral properties commitments	2,150	2,150	—	—
Hydro distribution line	655	328	327	—
Government assistance	1,373	600	773	—
Capital leases	66	66	—	—
Head office lease	135	115	20	—

	34,888	3,543	1,120	30,225

Financial Instruments

The Company may, from time to time, use foreign exchange contracts to protect exchange rates for a portion of its future foreign exchange transactions. Gold is quoted and sold in U.S. dollars on world markets whereas the Company’s operating and capital expenditures are denominated in Canadian dollars. As a result, the Company’s future revenue streams and its profitability are subject to foreign exchange risk. By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

The Company’s results are also highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. Other than the remaining gold put/call option contracts required by the project debt facility in 2006, the Company is not using forward sale contracts, or other derivative products, to protect the price level of its future gold sales, thereby providing exposure to commodity price risk.

In February 2006, as a condition of a $75 million project debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security. Accordingly, to provide the lenders downside price protection, the Company purchased gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over a period from January 2007 to September 2010 and paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at varying prices. The Company also entered into currency forward contracts that matched the principal repayment dates of the debt facility.

Aurizon Mines Ltd. | December 31, 2009 Page 30

The Company had the following derivative positions at December 31, 2009:

Year of Expiry	2010

Gold
US$500 put options purchased – ounces	65,814

Call options purchased - ounces	16,614
Average call price per ounce	US$863

Call options sold - ounces	65,814
Average call price per ounce	US$908

Canadian – U.S. dollars (in $ thousands)

Forward sales contracts – US$	$16,740
Average exchange rate	1.11

As at December 31, 2009, the Company had sold 65,814 ounces of gold call option contracts that are exercisable at US$908 per ounce in 2010 and had purchased 16,614 ounces of gold call options that are exercisable at US$863 per ounce. The net balance of call options totalling 49,200 ounces represents approximately 34% of planned 2010 production, allowing the balance to be sold at the prevailing spot prices.

The purchase of the 16,614 call options in 2009 effectively reduces by 25% the Company’s ounces that are subject to call options in 2010 and raises the average 2010 call price from US$908 per ounce to US$923 per ounce. The cost of the purchase, totalling $2.6 million has been reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options are reflected in earnings.

The Company also has US$16.7 million of foreign exchange contracts that convert to $18.6 million Canadian dollars at an average exchange rate of 1.11 in 2010.

As at December 31, 2009, the net unrealized mark-to-market liability of the gold derivative positions totaled $9.6 million and the currency derivative gains totalled $1.0 million for a total net unrealized derivative liability of $8.6 million.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars. Accordingly, to the extent outlined by the aforementioned contracts, the Company may not participate fully in rising commodity prices and may not achieve average market prices. The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Aurizon Mines Ltd. | December 31, 2009 Page 31

Adoption of New Accounting Standards and Recent Pronouncements

Goodwill and intangible assets

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period”. The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-production and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Company elected to early-adopt Section 3064, effective January 1, 2008. The Company’s Casa Berardi mine was in pre-production in the fourth quarter of 2006 and accordingly, 2006 and 2007 results have been retrospectively restated. The adoption of this new standard resulted in an increase in net earnings of $3.8 million and $0.7 million, in 2007 and 2006, respectively.

Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities including derivative instruments.

This standard is applicable to all financial assets and liabilities measured at fair value in interim and annual financial statement periods ending on or after January 20, 2009. The Company adopted EIC-173 effective January 1, 2009. The adoption of this standard did not impact the Company’s financial statements.

Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance with respect to the accounting treatment for and impairment of exploration costs. In particular, this standard provides guidance with respect to the capitalization of exploration costs on properties that do not contain mineral reserves, and discusses the assessment of impairment on initially capitalized exploration costs. The Company adopted EIC-174 effective January 1, 2009, and the adoption of this standard had no effect on the Company’s financial statements.

Financial instruments – Disclosures, CICA handbook section 3862

In June 2009, the CICA issued an amendment to Section 3862 “Financial Instruments - Disclosures”. The amendment enhances the disclosure requirements related to fair value measurements and liquidity risks of financial instruments, and requires the disclosure of a “fair value hierarchy” within which financial instruments are classified at one of three levels according to the relative reliability of the inputs used to estimate their fair values. This amendment is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The new disclosure requirements of this standard are addressed in Note 19.

International financial reporting standards (“IFRS”)

Canadian GAAP for Publicly Accountable Enterprises (PAEs) will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. This transition will require the Company to present its March 31, 2011 interim financial statements under IFRS, with restated comparative information. The conversion to IFRS will impact the Company’s accounting policies, information technology, and financial reporting systems which include internal controls over financial reporting, data systems, and disclosure controls and procedures. The transition may also impact certain business processes, contractual agreements, any future debt covenants and compensation arrangements.

Aurizon Mines Ltd. | December 31, 2009 Page 32

The Company has established a project team that reports regularly to Management and the Audit Committee to ensure a smooth transition to IFRS. The Company has identified four phases to the implementation plan:

•	Phase 1 - Preliminary Diagnostic & Project Plan Development

•	Phase 2 - Detailed Analysis of Key IFRS Conversion Topics

•	Phase 3 - Implementation

•	Phase 4 - Post Implementation Review

Phase 1 - Preliminary Diagnostic & Project Plan Development
The Preliminary Diagnostic of key elements of the transition to IFRS that will impact the Company’s financial statements was completed by a third party service provider in July 2009. This diagnostic identified and ranked the key IFRS to Canadian GAAP differences applicable to the Company, and assessed the potential impact to the financial statements, note disclosures, and exemptions available on transition. A detailed project plan with timelines and key milestones was completed by the project team and is being constantly updated to take into account any timetable changes as required.

Phase 2 - Detailed Analysis of Key IFRS Conversion Topics
The project team has substantially completed an analysis of each of the key IFRS conversion topics identified by the Diagnostic. The Company has identified the following initial key impact areas for the conversion to IFRS:

Presentation of the Financial Statements & increased disclosures
IFRS requires more detailed disclosures than previously reported under Canadian GAAP. The Company has commenced drafting a pro-forma set of IFRS compliant annual financial statements which the Audit Committee reviewed during a meeting on January 13th 2010 (refer to “Accountability” below).

First-time adoption of International Financial Reporting Standards (“IFRS 1”)
As per IFRS 1 amendments effective January 1, 2010 there are now 5 mandatory exemptions and 15 optional exemptions upon first-time adoption of IFRS. The Company’s IFRS Project team has reviewed each of these exemptions with the Audit Committee and determined that none of the 5 mandatory exemptions are applicable to Aurizon currently. The Company will be selecting to use 2 of the optional exemptions available relating to Asset Retirement Obligations and Stock-based Payments.

Asset Retirement Obligation (“ARO”)
Canadian GAAP limits the definition of an ARO to just legal obligations, whereas IFRS includes legal and constructive obligations. Canadian GAAP calculates ARO using current credit-adjusted, risk-free rates for upward adjustments, and the original credit-adjusted, risk free rate for downward revisions. The original liability is not adjusted for changes in current discount rates. IFRS however, calculates ARO using a current pre-tax discount rate, (which reflects current market assessment of the time value of money and the risk specific to liability) and is revised every reporting period to reflect changes in assumptions or discount rates. The broadening of the ARO liability to include constructive obligations has been reviewed by the Company’s Management and deemed to have no significant change in current estimations. The change in calculation method for ARO may generate changes in the value of ARO on transition, and the Company will elect to use the transitional exemption available

Property, Plant & Equipment (“PPE”)
Under Canadian GAAP, PPE is recorded at historical cost and depreciation is based on their useful lives after due estimation of their residual values. IFRS allows PPE to be recorded using historical cost or revaluation models, with a transitional provision allowing fair value to be deemed as the cost. Depreciation must also be based on the useful lives of each significant component within PPE. The Company has conducted an extensive review of its PPE ledger to December 31, 2008. The preliminary results indicate no significant change to the historical reported PPE; no significant impact from componentization requirements and no significant changes to useful life estimations. The Company is likely to continue recording PPE at historical cost due to the complexity and resources required to determine fair values on an annual basis.

Aurizon Mines Ltd. | December 31, 2009 Page 33

Stock-Based Payments (“SBP”)
Canadian GAAP requires calculation of stock based compensation using fair value models (e.g. Black-Scholes) for equity-settled awards, and the intrinsic model for cash-settled awards. Under IFRS, stock based compensation is determined using fair value models for all awards. However, upon settlement, cash-settled awards are adjusted to the value actually realized (intrinsic model). Stock options issued by Aurizon have a specific vesting schedule which is treated differently under IFRS compared to Canadian GAAP. The IFRS Project Team has reviewed the Canadian GAAP SBP calculation methods and adjusted the methods to take into account the required IFRS compliant changes. The Company has also elected to use the transition exemption available under IFRS 1 to not retrospectively apply the new calculation method to any share option tranche that was granted after November 7, 2002 and vesting before January 1, 2010. There will be a change in the value of SBP upon transition to IFRS; however the Company is not expecting this change to be significant.

Income Taxes
Due to the complex nature of the impact of IFRS on Income Taxes the Company will employ external specialist consultants during Q2 and Q3 of 2010 to ensure complete compliance with IFRS. The Company will report progress in the future quarterly updates.

Mineral Properties – Accounting Policy
The Company expenses all exploration and evaluation expenditures until Management concludes that these expenses meet the criteria for capitalization as described in the Accounting Policies in the Financial Statements. This policy under Canadian GAAP is consistent with IFRS. The Company will revisit this accounting policy once the IASB releases new information from its Extractive Industries project which is currently a working draft of a discussion paper released by the IASB on August 10th, 2009.

The above listing should not be considered as a complete list of changes that will result from transition to IFRS. The IFRS transition project is still in progress. Please refer to the table below in “Timing” of where the Company anticipates future activity completion dates.

Phase 3 - Implementation
The project team has developed a timetable for the implementation phase of the transition project which is updated for new developments as required. Phase 3 is in progress by the Company and will include adopting future accounting policy changes approved by Management in compliance with IFRS, continuing work on the pro-forma IFRS financial statements, implementing internal control and business process changes as required, adapting I.T. systems as necessary, calculating the comparatives opening balance sheet at January 1, 2010, calculating changes identified above in Phase 2 for the key impact areas, and other disclosure requirements and transitional reconciliations. Please refer to the table below in “Timing” where the Company anticipates future activity completion dates.

Phase 4 - Post Implementation Review

The post implementation and review phase will involve a continuation of our monitoring of changes in IFRS by the International Accounting Standards Board (IASB).

Accountability
The Company’s Audit Committee is overseeing the IFRS conversion project and holds Management accountable for a successful IFRS transition. The Audit Committee, in addition to regularly scheduled updates, held a special meeting on January 13th 2010 to discuss the IFRS Project. This meeting was attended by all members of the Audit Committee, IFRS Project Team, Company Secretary and external auditors. The purpose of the meeting was to update the Audit Committee as to the IFRS conversion project progress described above and to discuss the key IFRS impact areas in detail. The Audit Committee will be reviewing all IFRS key impact areas calculations and signing off approval throughout 2010 and prior to the first interim accounts being issued for March 31, 2011 so the Company has a clean uninterrupted changeover with no delays. The Company will continue to communicate updated progress of this conversion in its upcoming quarterly reports.

Aurizon Mines Ltd. | December 31, 2009 Page 34

Timing

The table below summarizes the estimated timing of activities related to the Company’s transition to IFRS:

ACTIVITY	ESTIMATED TIMING

Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives	In progress, expected completion September 30, 2010

Assessment of first-time adoption (IFRS 1) requirements and alternatives	Assessment of IFRS 1 requirements completed, actual calculations in progress throughout fiscal 2010.

Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives	September 30, 2010

Resolution of the accounting policy change implications on information technology, internal controls and contractual arrangements	December 31, 2010

Management and employee education and training	Ongoing - throughout the transition process

Quantification of the Financial Statement Impact of changes in accounting policies	Ongoing - throughout the transition process

Discussion of the Key Elements of the IFRS Changeover Plan

Impact of IFRS on Accounting Policy Choices – the IFRS project team has drafted the IFRS compliant accounting policies for the Company to be included in the first interim statements to be issued for March 31, 2011. IFRS requires more detailed disclosures than previously reported under Canadian GAAP; therefore the audit committee has agreed to review the large volume of IFRS accounting policies in specific allocations over the course of the 2010 year at each of the timetabled audit committee meetings. As significant accounting policies are approved the Company will update the quarterly reporting.

Internal control over financial reporting (“ICFR”) & Disclosure controls and procedures (“DC&P”) – as the review of accounting policies discussed above is completed, appropriate changes to ensure the integrity of ICFR and DC&P will be made. For example, any changes in accounting policies that result in additional controls or procedures being required to address reporting of first time adoption as well as ongoing IFRS reporting requirements will be documented, discussed and implemented.

Financial reporting expertise – as discussed above, the Company has established a dedicated IFRS Project Team that is based in the Vancouver Head Office and is in regular contact with the staff involved with IFRS at the mine site. The members of the project team have all been trained on IFRS and attend regular update sessions. Members of the IFRS project team have held prior IFRS information sessions with the Audit committee and Board of Directors in addition to the special meeting on January 13th 2010 discussed in ‘Accountability’ above. The IFRS Project Team is planning update sessions for the Board of Directors in Q2 and will be organizing on-site training for the staff involved on the mine site in Q2 and Q3 of this year.

Business activities – current progress with the IFRS transition project has not given rise to any significant impact on the business activities. The project team is prepared for uncertainties and should circumstances change, the Company has staff available to review the potential IFRS impact and report to Management as soon as possible.

IT Systems – The IFRS project team is recommending to Management at this time that no significant IT changes are required for the transition to IFRS. The accounting software is being updated to the latest Canadian GAAP and IFRS versions available, but any IFRS changes at this point in time will be tracked separately. As part of the detailed review of Property, Plant & Equipment, the Fixed Asset Register was enhanced to include specific componentization requirements for historical and future costs incurred. Should any other future IT system changes be required, the IFRS Project team will advise Management as soon as possible.

Aurizon Mines Ltd. | December 31, 2009 Page 35

Quarterly Updates –The Company will continue to update quarterly the IFRS transition progress and it is committed to ensuring that the key stakeholders and shareholders are informed about the anticipated effects of the IFRS transition so as to minimize uncertainty and ensure a smooth changeover.

Outlook

Casa Berardi enters its fourth year of commercial operations in 2010 following the re-commencement of operations in November 2006.

Investment demand for gold remains very strong as a result of massive world-wide deficit spending; government bailouts of distressed corporations; and expectations of continued low interest rates to allow a recovery of the U.S. economy. The rapid rise in the price of gold has resulted in a decline in jewelry demand and increase in scrap gold sales; however this may stabilize as consumers become accustomed to the higher price. On the supply side, a lack of new gold discoveries to replace closures, continued depletion of existing ore bodies, and significant capital cost escalations for new projects are likely to dampen future gold production.

Aurizon intends to utilize its strong cash flow to upgrade mineral resources to mineral reserves in order to extend and optimize the current mine plan.

Aurizon also intends to complete a prefeasibility study to assess the relative risks and opportunities of mining the Principal Zone crown pillar by open pit.

Drills are active on the 810 metre level exploration drift delineating the 113(deep), 113(S4), 118 and 123 Zones. The 550 metre level exploration track drift is being extended by 600 metres to provide a drilling platform to verify the continuity between the Principal zones, and the 118, 120 and 123 Zones.

A surface exploration drilling program at both the East and West Mine is evaluating the extension of existing zones and testing new interpolated targets.

Based upon the 2010 mine plan, it is estimated that Casa Berardi will produce approximately 145,000 – 155,000 ounces of gold at an estimated total cash cost of US$490 per ounce, using a Cad$/US$ exchange rate of 1.05. This compares to gold production of 159,261 ounces and a total cash cost of US$401 in 2009 at an average Cad$/US$ exchange rate of 1.14. The slight decrease in gold production for 2010 is attributable to lower average gold grades being included in the 2010 mine plan, particularly in the first part of the year.

On-site mining, milling and administrative costs are expected to average $104 per tonne in 2010.

The average daily mine production is estimated at 2,000 tonnes per day in 2010, up from 1,887 tonnes per day in 2009. Ore grades are expected to average 6.7 grams per tonne compared to the 7.8 grams per tonne achieved in 2009.

Beginning in 2011 and through subsequent years of operations, annual gold production of 160,000 to 170,000 ounces is anticipated at total cash costs approximating USD$425 per ounce, as higher grade areas are included in the mine plan. It is anticipated that the mine plan will be revised to incorporate the final results of the extensive drill programs currently in progress.

Aurizon Mines Ltd. | December 31, 2009 Page 36

Based upon 145,000 ounces of gold production for 2010 and using the gold price and exchange rates as at December 31st, 2009, the sensitivity of the Company’s cash flow to a 10% movement in either component is as follows:

	Dec 31, 2009 price & exchange rates	10% Variance	Impact on Cash Flow ($thousands)

Gold price increases(1)	US$1,104	$110	$9,510
Gold price declines(1)	US$1,104	($110)	($9,559)
Cad/US dollar exchange rates(2):
• Canadian dollar weakens	1.05	0.105	$13,255
• Canadian dollar strengthens	1.05	(0.105)	($13,302)

(1)

Includes impact of net call options totalling 49,200 ounces of gold that are exercisable at an average price of US$923 per ounce in 2010, representing approximately 34% of 2010 planned gold production.

(2)	Includes impact of US$16.7 million of foreign exchange contracts at 1.11 in 2010, representing approximately 10% of 2010 planned gold production.

As of early March 2010, gold prices and the Cad/US exchange rates are similar to those at December 31, 2009.

Sustaining capital expenditures at Casa Berardi are estimated to be $20.7 million in 2010, and will include development of the upper and lower portions of Zone 113, underground infrastructure and equipment replacements. A further $7.2 million will be invested in the first half of 2010 on exploration. Additional exploration programs and budgets for the balance of the year will be developed to reflect results achieved in the first half of 2010.

At Joanna, a $3.4 million surface exploration program, comprising 28,000 metres of drilling, is testing targets to the north and south of the Hosco deposit; performing infill drilling on the Heva deposit; testing a potential satellite pit, approximately 700 metres west of the proposed Hosco pit; and testing potential extensions of the Hosco pit. Five (5) drill rigs are currently active on the Project.

In addition, work has commenced under the direction of BBA Inc., Montreal, Quebec, on a final feasibility study, which is anticipated to be completed in the fourth quarter, 2010.

At Kipawa, a $1.3 million exploration drilling program to test gold targets will commence in the second quarter as follow up on the work performed in 2009.

Aurizon Mines Ltd. | December 31, 2009 Page 37

NON-GAAP MEASURES

a) Calculation of Adjusted Net Earnings

Adjusted net earnings are calculated by removing the gains and losses, net of income tax, resulting from the mark-to-market revaluation of the Company’s gold and foreign currency price protection contracts, and the recovery of corporate takeover costs, as detailed on the table below. Adjusted net earnings do not constitute a measure recognized by generally accepted accounting principles (GAAP) in Canada or the United States, and do not have a standardized meaning defined by GAAP. The Company discloses this measure, which is based on its financial statements, to assist in the understanding of the Company’s operating results and financial position.

	2009	2008	2007

(in thousands of Canadian dollars, except per share amounts)
Earnings as reported	$36,706	$4,921	$9,351
Add (deduct) the after-tax effect of:
Derivative (gain) loss	(3,830)	8,522	4,703
Recovery of defense costs	—	(3,220)	—

Adjusted net earnings	$32,876	$10,223	$14,054

Adjusted net earnings per share	0.21	0.07	0.10

b) Realized gold price per ounce of gold

Realized gold price per ounce of gold is a non-GAAP measure and is calculated by adjusting revenue for all realized gains and losses on gold derivative instruments and then dividing by the gold ounces sold.

c) Total cash costs per ounce of gold

Aurizon has included a non-GAAP performance measure, total cash costs per ounce of gold in this report. Aurizon reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs per gold ounce are derived from amounts included in the statements of earnings and include mine site operating costs such as mining, processing and administration, but exclude amortization, reclamation costs, financing costs and capital development costs. The costs included in the calculation of total cash costs per ounce of gold are reduced by silver by-product sales and then divided by gold ounces sold and the average Bank of Canada Cad$/US$ exchange rate.

Aurizon Mines Ltd. | December 31, 2009 Page 38

d) Unit mining costs per tonne

Unit mining costs per tonne is a non-GAAP measure and may not be comparable to data prepared by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. Unit mining costs per tonne is calculated by adjusting operating costs as shown in the Statement of Earnings and Comprehensive Income for inventory adjustments and then dividing by the tonnes processed through the mill.

e) Operating profit margin per ounce

Operating profit margin per ounce is a non-GAAP measure, and is calculated by subtracting the total cash costs per ounce from the average realized gold price. For 2009, the average realized gold price was US$915 less total cash costs of US$401 for an operating profit margin of US$514, compared to an average realized gold price of US$847 less total cash costs of US$399 for an operating profit margin of US$448 in 2008.

For the fourth quarter ended December 31, 2009, the average realized gold price was US$946 less total cash costs of US$459 for an operating profit margin of US$487, compared to an average realized gold price of US$793 less total cash costs of $356 for an operating profit margin of US$437 in 2008.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

Reserves and Resources

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces there-from, and assumptions of operating costs and future gold prices. Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings. In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost. A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The estimate of mineral reserves is prepared by qualified persons in accordance with industry standards defined under NI 43-101 of the Canadian Securities regulatory authorities. The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data. The data for a given ore body may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of ore bodies under various economic conditions. A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

Recoverable Values

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment. When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Aurizon Mines Ltd. | December 31, 2009 Page 39

Asset Retirement Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities. If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Assumptions used in determining the Company’s asset retirement obligation at December 31, 2009 include average annual inflation rates of 2%, a 10% market risk factor, and a discount rate of 4.7%.

Stock Based Compensation

The Company uses the Black-Scholes option pricing model to determine the fair value of awards for stock options granted to employees, officers and directors. The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour.

Income Taxes

The estimation of the Company’s future tax liabilities and assets involves significant judgment on a number of assumptions. Judgment must be used to determine the Company’s future earnings potential and the expected timing of the reversal of future tax assets and liabilities. Further uncertainties are the result of interpretation of provincial and federal tax legislation which might differ from the ultimate assessment of the tax authorities. These differences may affect the final amount or the timing of the payment of taxes.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations. The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Aurizon Mines Ltd. | December 31, 2009 Page 40

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, actual mining experience, and from changes in operating costs and metal prices. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Government Permits

Continuation of production at Casa Berardi and the potential development of the Joanna project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control. Environmental protection permitting, including the approval of reclamation plans, could increase costs depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company. To date, the Company has been successful in obtaining the necessary permits.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation. All of the Company’s operations are subject to reclamation, site restoration and closure requirements. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines. The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Aurizon Mines Ltd. | December 31, 2009 Page 41

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities. Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company. However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Gold Price Volatility

The Company’s results are highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists primarily of jewelry and investment demand.

Financing of Exploration Programs

There are mineral reserves on the Company’s Casa Berardi and Joanna properties; however Aurizon intends to carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk. It is not known if the expenditures to be made by the Company on its mineral properties will result in discoveries of additional commercial mineral reserves. If the Company’s efforts are not successful at individual properties, the expenditures at those properties will be written off. If the Company’s exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production. In addition, the exploration and development of the Company’s properties may depend upon its ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing on commercially reasonable terms, or at all. The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Forward-Looking Statements

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates. Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements and Aurizon Mines Ltd. assumes no obligation to update forward-looking information in light of actual events or results. Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Aurizon Mines Ltd. | December 31, 2009 Page 42

Disclosure Controls and Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administration, as at December 31, 2009. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or the degree of compliance with the policies or procedures, may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting. Based on this assessment, management has concluded that as at December 31, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

Aurizon Mines Ltd. | December 31, 2009 Page 43

Management’s Responsibility for Financial Reporting

Management is responsible for the integrity and fair presentation of the financial information contained in this annual report. Where appropriate, the financial information, including financial statements, reflects amounts based on the best estimates and judgments of management. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Financial information presented elsewhere in the annual report is consistent with that disclosed in the financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Board of Directors oversees management’s responsibility for financial reporting and internal control systems through an Audit Committee, which is composed entirely of independent directors. The Audit Committee meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting and internal control matters before the financial statements are approved by the Board of Directors and submitted to the shareholders.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, appointed by the shareholders, have audited our financial statements in accordance with Canadian generally accepted auditing standards and have expressed their opinion in the auditors’ report.

David P. Hall Chairman, President and Chief Executive Officer	Ian S. Walton Executive Vice-President and Chief Financial Officer

Vancouver, B.C., Canada March 17, 2010

Aurizon Mines Ltd. | December 31, 2009 Page 44

Independent Auditors’ Report

To the Shareholders of Aurizon Mines Ltd.

We have completed integrated audits of Aurizon Mines Ltd.’s 2009 and 2008 financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Financial statements

We have audited the accompanying balance sheets of Aurizon Mines Ltd. as at December 31, 2009 and December 31, 2008, and the related statements of earnings and comprehensive income, deficit and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited Aurizon Mines Ltd.’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Aurizon Mines Ltd. | December 31, 2009 Page 45

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective Internal Control - Integrated Framework over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

Chartered Accountants
Vancouver, British Columbia
March 17, 2010

Aurizon Mines Ltd. | December 31, 2009 Page 46

Aurizon Mines Ltd. | December 31, 2009 Page 47

Aurizon Mines Ltd.
Balance Sheets
As at December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008

ASSETS		$	$

Current assets
Cash and cash equivalents	4	113,098	34,337
Restricted cash	12b	—	21,225
Accounts receivable and prepaid expenses	5	4,825	4,419
Tax credits receivable	6	2,587	5,301
Derivative instrument assets	11a	5,274	412
Inventories	7	11,897	10,145

		137,681	75,839

Non-current assets
Derivative Instrument assets	11a	—	1,420
Other assets	8	14,551	1,553
Property, plant and equipment	9	53,691	54,761
Mineral properties	10	117,370	124,378

TOTAL ASSETS		323,293	257,951

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		16,451	15,067
Derivative instrument liabilities	11a	13,885	13,727
Current portion of long-term obligations	12	652	21,663
Current provincial resource taxes payable	14b	3,752	1,302
Current portion of future income and resource tax liabilities	14c	1,275	—

		36,015	51,759
Non-current liabilities
Derivative instrument liabilities	11a	—	13,474
Long-term obligations	12	705	9,430
Asset retirement obligations	13	21,816	20,905
Future income and resource tax liabilities	14c	29,120	17,442

TOTAL LIABILITIES		87,656	113,010

SHAREHOLDERS’ EQUITY

Share capital Common shares issued –159,008,607 (2008 – 148,068,248)	15b	247,365	194,647
Contributed surplus	16	979	872
Stock based compensation	15c	10,178	9,013
Deficit		(22,885)	(59,591

TOTAL SHAREHOLDERS’ EQUITY		235,637	144,941

TOTAL EQUITY AND LIABILITIES		323,293	257,951

The attached notes form an integral part of these financial statements.

Signed on behalf of the Board,

Andre Falzon, Director, Chairman of the Audit Committee	Brian Moorhouse, Director, Audit Committee member

Aurizon Mines Ltd. | December 31, 2009 Page 48

Aurizon Mines Ltd.
Statements of Earnings and Comprehensive Income
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008

Revenue		$	$
Mining operations		175,560	144,452

Expenses
Operating		73,479	68,605
Depreciation, depletion and accretion		36,514	35,582
Administrative and general		10,851	10,929
Exploration		3,769	11,426
Derivative (gains) losses	11a	(4,946)	10,586
Interest on long-term debt	18b	485	2,692
Foreign exchange loss (gain)		2,413	(1,059
Capital taxes		837	397
Non refundable tax credits	8a	(4,468)	—
Other income	17	(786)	(6,229

		118,148	132,929

Earnings for the year before income tax		57,412	11,523
Current provincial resource taxes	14b	(7,753)	(1,302
Future income tax expense	14a	(12,953)	(5,300

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE YEAR		36,706	4,921

Weighted average number of common shares outstanding (thousands)		156,266	147,708
Earnings per share - Basic and diluted		0.23	0.03

Statements of Deficit
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008

		$	$
Deficit – Beginning of year		(59,591)	(64,512)
Net earnings for the year		36,706	4,921

DEFICIT – END OF YEAR		(22,885)	(59,591)

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd. | December 31, 2009 Page 49

Aurizon Mines Ltd.
Statements of Cash Flow
For the years ended December 31,

(expressed in thousands of Canadian Dollars)	Note	2009	2008

Operating Activities		$	$
Net earnings for the year		36,706	4,921
Adjustment for non-cash items:
Depreciation, depletion and accretion		36,514	35,582
Refundable tax credits		(709)	(2,003
Non refundable tax credits	8a	(4,793)	—
Stock based compensation	15c	2,865	4,003
Unrealized derivative (gains) losses	11a	(14,139)	10,586
Future income tax expense		12,953	5,301
Other		(25)	85

		69,372	58,475
Decrease in non-cash working capital items	18a	2,450	1,790

Net cash provided by operating activities		71,822	60,265

Investing Activities
Reclamation deposits		(221)	(158
Property, plant and equipment		(11,422)	(7,500
Mineral properties		(26,811)	(20,498
Refundable tax credits		5,790	3,957
Derivative instruments	11a	(2,620)	—
Restricted cash proceeds	12b	21,225	10,528

Net cash used in investing activities		(14,059)	(13,671)

Financing Activities
Issuance of shares, net	15b	50,925	2,653
Long-term debt	12a	(29,927)	(39,747)

Net cash provided by (used in) financing activities		20,998	(37,094)

NET INCREASE IN CASH AND CASH EQUIVALENTS		78,761	9,500
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR		34,337	24,837

CASH AND CASH EQUIVALENTS – END OF YEAR		113,098	34,337

The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd. | December 31, 2009 Page 50

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

1.	CORPORATE INFORMATION AND NATURE OF OPERATIONS

Aurizon is a Canadian based gold producer with operations and development activities in the Abitibi region of north-western Quebec. Aurizon owns 100% of the Casa Berardi gold mine, one advanced stage project, the Joanna gold project, and one early stage exploration project, the Kipawa gold project. The Company is primarily focused on the mining and development of the Casa Berardi property as well as completing a final feasibility study on the Joanna property, on which a pre-feasibility study was completed in 2009.

The Company’s performance is highly sensitive to the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand. Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time. As a result, the Company is not dependent upon any one customer for the sale of its product. Aurizon Mines Ltd is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company’s shares are listed on the Toronto Stock Exchange and NYSE AMEX, and its head office is located in Vancouver, Canada.

Tabular dollar amounts are in thousands of Canadian dollars unless otherwise shown. Reference to $US is to United States dollars.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 20.

	b)	Principles of Consolidation

The Company had no subsidiaries as at December 31, 2009.

	c)	Foreign Currency Translation

The Company’s functional currency is the Canadian dollar. Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary assets and liabilities denominated in foreign currency are translated into Canadian dollars at rates of exchange in effect at the balance sheet date. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average exchange rates prevailing during the year. The resulting gains and losses are included in the determination of earnings.

	d)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Significant areas where management’s judgment is applied are in determining mineral reserves and resources, asset impairments, future income tax valuation allowances, recovery of future tax assets, environmental and post-closure obligations and stock based compensation. Actual results could differ from those estimates.

Aurizon Mines Ltd. | December 31, 2009 Page 51

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	e)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are not subject to a significant risk of changes in value. Cash and cash equivalents have been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

	f)	Restricted Cash

Restricted cash includes cash on hand, term deposits and short term investments with the original terms to maturity of less than six months, for which the use is restricted by the covenants or contractual obligations of a project debt facility, with the purpose of funding the operations and debt repayments on debt-financed projects. Restricted cash investments are readily convertible to known amounts of cash and, in the opinion of management, are not subject to a significant risk of changes in value. Restricted cash has been designated as held-for-trading as the fair value is reliably measurable, with changes in fair value being recorded directly in the statement of earnings.

	g)	Inventory

Inventory is comprised of mine supplies, in-process inventory and gold bullion. Mine supplies are recorded at the lower of cost and replacement cost. In-process inventory and gold bullion is recorded at the lower of average cost and net realizable value and consist of direct costs related to production such as mining, milling, and refining costs, as well as indirect costs, which include depreciation of capital assets and depletion of mining assets. Inventory unit costs are calculated based on ounces of gold produced, resulting in an imputed cost per unit produced which is subsequently attributed to the cost of the ounces of gold sold.

	h)	Mineral Properties

i) Carrying Values of Mineral Properties

Producing mining properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Depletion is provided over the estimated life of the asset using proven and probable mineral reserves net of mill recovery rates.

Carrying values of producing mining properties and the property, plant and equipment associated with those mining properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment. When such conditions exist, estimated future net cash flows from the property are calculated using estimated future prices, reserves and resources, operating and capital costs on an undiscounted basis. If the net carrying value of the property exceeds the estimated future net cash flows, the property will be written down to its fair value based on the discounted estimated future net cash flows.

Carrying values of non-producing mining properties and the property, plant and equipment associated with those mineral properties are reviewed for impairment when events or changes in circumstances occur that suggest possible impairment. If the property is assessed to be impaired, it is written down to its estimated fair value.

Acquisition and development costs associated with a non-producing mining property where proven and probable reserves exist are capitalized until the property is producing, abandoned, impaired in value or placed for sale, provided the conditions set out in Note 2(h)(ii) are met. The costs are transferred to producing mining properties in the case of a property placed into production.

Aurizon Mines Ltd. | December 31, 2009 Page 52

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The recoverability of the amounts capitalized in respect of non-producing mining properties is dependent upon the existence of economically recoverable reserves and resources, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

	ii)	Development Costs Relating to Mineral Properties

Drilling and related development costs incurred to define the shape of proven and probable reserves for production planning are included in operations if they are expected to be mined within the same period. Drilling and related development costs incurred to prepare areas that will be mined in future periods are capitalized and amortized over the life of the ore body. Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at production stage properties and development stage properties that have proven and probable reserves are capitalized provided that the following conditions have been met:

		•	There is a probable future benefit arising from these costs that will contribute to future net cash inflows;

		•	The Company can obtain the benefit and control access to it; and

		•	The transaction or event giving rise to the benefit has already occurred.

The following criteria are used by management in its assessment of determining whether there is sufficient evidence that the expenditure will result in a future economic benefit to the Company:

		•	Geology:

There is sufficient certainty that the geologic data together with other factors, such as a history of converting resources to reserves will support the likelihood of conversion of mineral resources to proven and probable reserves.

		•	Infrastructure:	The mineral deposit can be extracted and processed utilizing existing or planned infrastructure that is within proximate access to the deposit.

		•	Life of mine plans:

A life of mine plan, supporting geologic models, and historical costs provide inputs in the determination of additional drilling and development work required to expand or further define the mineral deposit.

		•	Authorizations:	Operating and environmental permits exist or there is reasonable assurance that they are obtainable.

		•	Stage of mine development:	A production stage property provides greater certainty that a future economic benefit is probable than a development stage property.

Management’s estimates of gold prices, recoverable proven and probable mineral reserves, operating capital and reclamation costs are subject to risks and uncertainties affecting the assessment of the recoverability of the Company’s investment in mineral properties and property, plant and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management’s estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Aurizon Mines Ltd. | December 31, 2009 Page 53

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		iii)	Exploration Properties

Acquisition costs of exploration properties are capitalized. Exploration expenditures on exploration properties are charged to operations in the year in which they are incurred. If studies performed on an exploration property demonstrate future economic benefits, the subsequent costs relating to further exploring or developing the property for eventual production are capitalized, provided the conditions set out in Note 2(h)(ii) are met. Acquisition costs of abandoned properties are charged to earnings in the year in which the project is abandoned.

	i)	Estimates of Proven and Probable Mineral Reserves

Management’s calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating and development costs. The Company depreciates some of its assets over proven and probable mineral reserves. Changes in geological interpretations of the Company’s ore bodies and changes in gold prices and operating costs may change the Company’s estimate of proven and probable reserves. It is possible that the Company’s estimate of proven and probable reserves could change in the near term and that could result in revised charges for depreciation and depletion in future periods.

	j)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives. Repairs and maintenance expenditures are charged to operations as incurred. Depreciation of property, plant and equipment begins when assets are substantially put into service and is calculated as follows:

			Asset category	Depreciation method

			Mine site and tailings infrastructure	Unit of production
			Machinery, equipment and furniture	20% declining balance
			Computers and software	50% declining balance
			Buildings and leasehold improvements	10% declining balance

Capital leases are recorded as an asset and an obligation equal to the present value at the beginning of the lease term of the minimum lease payments over the lease term. Amortization of these assets is recorded on a basis that is consistent with other property, plant and equipment.

	k)	Revenue Recognition

The Company recognizes revenue from gold and silver bullion sales when the bullion has been shipped and title has passed to the purchaser pursuant to a purchase arrangement from which collectability is reasonably assured. Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

	l)	Financial Instruments

The Company’s cash, cash equivalents, restricted cash, and reclamation deposits have been classified as held-for-trading with the related gains and losses recorded directly in net earnings. Accounts receivable, accounts payable and long-term debt are recorded at amortized cost. Transaction costs related to the acquisition of financial instruments are charged to earnings as incurred.

All derivatives recorded on the balance sheet are reflected at fair value. Mark-to-market adjustments on these instruments are reflected in net earnings, because the Company does not follow hedge accounting.

Aurizon Mines Ltd. | December 31, 2009 Page 54

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company uses gold and currency derivative instruments to manage its exposure to the fluctuating price of gold and foreign exchange movements. Such derivatives are marked-to-market at each reporting period and any gains or losses arising from the use of derivative instruments, both realized and unrealized, are charged to earnings.

	m)	Asset Retirement Obligations

The Company records the fair value of asset retirement obligations in the period in which they occur. At each reporting period, asset retirement obligations are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities. In addition, the initial measurement of an asset retirement cost is added to the carrying amount of the related asset and depreciated over the estimated useful life of the asset. The Company periodically reviews the calculation of the asset retirement obligations in consideration of changes within the mineral property as well as within applicable legislation relating to mine site restoration.

	n)	Government Assistance

Government assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

Certain forms of government assistance received by the Company become reimbursable upon achieving certain operating and production parameters. Accordingly, the fair value of the reimbursable obligation is recorded as a liability in the period these parameters were achieved, and at each reporting period the carrying value of the obligation is increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liability.

	o)	Stock Based Compensation

The Company uses the fair value method of accounting for stock options granted to directors, officers, employees, and consultants. The primary estimates impacting fair value of stock options are the volatility of the share price and the expected life of the stock options. These estimates are based on historical information and accordingly cannot be relied upon to predict future behaviour. The fair value of all stock options granted is recorded as a charge to operations over the vesting period with a corresponding credit to stock based compensation. Consideration received on exercise of stock options is credited to share capital and the value attributed to the exercised options is transferred to share capital.

	p)	Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the Company’s assets and liabilities and the respective amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

	q)	Earnings per Share

Earnings per share are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Under this method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per common share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the period.

	r)	Comparatives

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

Aurizon Mines Ltd. | December 31, 2009 Page 55

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

3.	ADOPTION OF NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

	a)	Goodwill and intangible assets, CICA section 3064

Handbook Section 3064, “Goodwill and Intangible Assets,” replaces Section 3062, “Goodwill and Other Intangible Asset,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and expenditures during the pre-operating period.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. This new standard also provides guidance for the treatment of pre-operating and start-up costs and requires that these costs and related revenues be reflected in earnings.

The Standard is to be applied to annual and interim financial statements beginning on or after October 1, 2008, while earlier adoption was encouraged. The Company elected to early-adopt Section 3064, effective January 1, 2008. As a result of the adoption of Section 3064, EIC 27, ‘Revenues and expenditures during the pre-operating period’ is no longer applicable to the Company.

The Company’s Casa Berardi mine was in pre-commercial production from the fourth quarter of 2006 until the second quarter of 2007, and accordingly, 2007 and 2006 results have been retrospectively restated. During the pre-commercial production period, the proceeds from the sale of gold exceeded the amount of operating expenditures and accordingly the restatements resulted in an increase in net earnings of $3.8 million for the year ended December 31, 2007 and $0.7 million for the year ended December 31, 2006. The impact of these restatements is reflected in the Statements of Deficit.

	b)	Credit risk and fair value of financial assets and financial liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities including derivative instruments.

This standard is applicable to all financial assets and liabilities measured at fair value in interim and annual financial statement periods ending on or after January 20, 2009. The Company adopted EIC-173 effective January 1, 2009. The adoption of this standard did not impact the Company’s financial statements.

	c)	Mining exploration costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs”, which provides guidance with respect to the accounting treatment for and impairment of exploration costs. In particular, this standard provides guidance with respect to the capitalization of exploration costs on properties that do not contain mineral reserves, and discusses the assessment of impairment on initially capitalized exploration costs. The Company adopted EIC-174 effective January 1, 2009, and the adoption of this standard had no effect on the Company’s financial statements.

	d)	The Company adopted the following new standards during the year:

“Financial Instruments - Disclosures”, CICA section 3862

In June 2009, the CICA issued an amendment to Section 3862 “Financial Instruments - Disclosures”. The amendment enhances the disclosure requirements related to fair value measurements and liquidity risks of financial instruments, and requires the disclosure of a “fair value hierarchy” within which financial instruments are classified at one of three levels according to the relative reliability of the inputs used to estimate their fair values. This amendment is effective for annual financial statements relating to fiscal years ending after September 30, 2009. The new disclosure requirements of this standard are addressed in Note 19.

Aurizon Mines Ltd. | December 31, 2009 Page 56

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

4.	CASH AND CASH EQUIVALENTS

	2009	2008

	$(000)	$(000)
Cash	49,605	9,478
Short-term investments	63,493	24,859

	113,098	34,337

Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise Treasury bills with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.1% and 0.22% (in 2008: Bankers’ acceptance notes bearing interest between 1.2% and 2.5%).

5.	ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2009	2008

	$(000)	$(000)

Accounts receivable	3,262	3,323
Prepaid expenses	1,563	1,096

	4,825	4,419

6.	TAX CREDITS RECEIVABLE

	2009	2008

	$(000)	$(000)

Quebec refundable resource credits	862	3,298
Quebec refundable tax credits	709	2,003
Non refundable tax credits (Note 8a)	1,016	—

	2,587	5,301

7.	INVENTORIES

	2009	2008

	$(000)	$(000)

Supplies and materials	3,692	3,019
Stockpile ore	440	214
Gold bullion and in-process	7,765	6,912

	11,897	10,145

Aurizon Mines Ltd. | December 31, 2009 Page 57

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

8.	OTHER ASSETS

	2009	2008

	$(000)	$(000)

Quebec refundable resource credits (Note 6)	—	862
Non refundable tax credits	13,438	—
Workers compensation premiums	501	300
Reclamation deposits	612	391

	14,551	1,553

a)	Non refundable tax credits

As at December 31, 2009, the Company accrued a total of $14.4 million in respect of non refundable tax credits (Note 14e) which may be used to reduce future capital and income taxes. The portion of these tax credits relating to capitalized expenditures incurred at Casa Berardi totals $9.6 million and is reflected in Mineral Properties. The credits relating to expenses incurred at Joanna, totaling $4.8 million, are reflected in earnings, of which $0.3 million has been applied as a reduction of exploration and interest expenses, resulting in a net gain of $4.5 million in 2009. These tax assets are being recognized in 2009 due to the expectation that there will be sufficient future taxable earnings against which these credits can be applied. This expectation is based on assertions and estimates deriving from the Company’s long-term mining plan and cash-flow models. The portion of these tax credits expected to be utilized within one year is $1.0 million, representing the estimated 2010 Quebec capital tax expense.

b)	Workers compensation premiums

In 2008, the Company began participating in a retrospective workers compensation premiums program in which annual workers compensation premiums are retrospectively adjusted based on the Company’s overall safety records and history of incident claims. As at December 31, 2009, the Company estimates it will receive a refund of $0.2 million in 2014 in respect of premiums paid for the year ended December 31, 2009, and $0.3 million in 2013 relating to the premiums paid for the year ended on December 31, 2008.

c)	Reclamation deposits

As at December 31, 2009, the Company has invested $0.6 million in term deposits in accordance with the current financial guarantee requirements set forth by the Ministère des Ressources naturelles et de la Faune of the province of Quebec for future site restoration costs at the Casa Berardi mine. As updated mine closure plans are submitted to and approved by this government body, the related financial guarantees will be adjusted accordingly.

Aurizon Mines Ltd. | December 31, 2009 Page 58

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

9.	PROPERTY, PLANT AND EQUIPMENT

	2009			2008

	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value

	($000)	($000)	($000)	($000)	($000)	($000)

Mine site and tailings infrastructure	49,241	(16,735)	32,506	46,674	(9,570)	37,104
Machinery and equipment	31,843	(11,804)	20,039	23,739	(7,386)	16,353
Buildings and leasehold improvements	1,219	(843)	376	1,186	(814)	372
Office equipment and furniture	529	(388)	141	508	(355)	153
Computers and software	1,891	(1,262)	629	1,580	(801)	779

	84,723	(31,032)	53,691	73,687	(18,826)	54,761

10.	MINERAL PROPERTIES

	2009	2008

	($000)	($000)
Producing mining property
Casa Berardi, Quebec
Cost	188,837	174,112
Accumulated depletion	(73,829)	(50,742)

	115,008	123,370

Exploration properties
Joanna, Quebec	2,287	933
Kipawa, Quebec	75	75

	2,362	1,008

	117,370	124,378

a)	Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

On August 30, 2007, the Company entered into a joint venture option agreement (the “Option Agreement”) with Lake Shore Gold Corp. (“Lake Shore”) whereby Lake Shore can earn a 50% interest in certain claims surrounding the Casa Berardi Mine (the “Casa Berardi Exploration Property”). Under the terms of the Option Agreement, Lake Shore can earn an undivided 50% interest in the Casa Berardi Exploration Property by incurring exploration expenditures of $5 million over a five-year period, including a firm commitment of $0.6 million in the first year. The commitment for the first year has been fulfilled. Lake Shore will be the operator of the Casa Berardi Exploration Property during the earn-in period. If an indicated mineral resource of at least 500,000 ounces of gold at a minimum grade of 6.0 grams of gold per tonne (or economic equivalent thereof) is established, the area containing the resource plus a one kilometer radius surrounding the outer perimeter of the resource may be transferred to a specific property joint venture, in which Aurizon and Lake Shore would each have a 50% interest. Aurizon shall then have the right to earn an additional 10% interest in the specific property by funding the costs of a feasibility study, at which time Aurizon will become the operator. Any ore produced from the Casa Berardi Exploration Property would be processed at Aurizon’s 100% owned Casa Berardi milling facility.

Aurizon Mines Ltd. | December 31, 2009 Page 59

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

10.	MINERAL PROPERTIES (Continued)

During 2009, $10.9 million (2008 - $5.9 million) of costs related to converting mineral resources to reserves were capitalized. As at December 31, 2009, $39.1 million of these costs have been capitalized to Casa Berardi mineral property costs.

	b)	Joanna Property, Quebec

The Company has earned, subject to a 2% net smelter royalty, a 100% interest in the Feifer claims block of the Joanna Property by disbursing the final payment of $0.1 million pursuant to the property option agreement. An advance royalty of $0.5 million is payable upon completion of the final feasibility study.

During 2009, the Company completed the earn-in requirements relating to property option agreements with Vantex Resources Ltd. (“Vantex”) and Stellar Pacific Ventures Inc. (“Stellar”) and now holds, subject to a 1% net smelter royalty, a 100% interest in two mineral claims located within the existing boundary of the Joanna property. Advance royalties are payable at certain milestones including $0.7 million at feasibility and $0.8 million upon achieving commercial production. In addition, a net smelter royalty of 1.5% is payable on the 75% interest acquired from Vantex. The Company has an option to buy back 50% of the 1.5% royalty at any time at a cost of $0.5 million.

In September 2008, the Company entered into a letter agreement with Alexandria Minerals Corporation (“Alexandria”) whereby Alexandria has granted the Company an option to earn an undivided 100% interest in nineteen mineral claims, subject to an existing 2% net smelter return and a 2% gross overriding receipts royalty on any diamonds extracted from the claims (the “Alexandria Claims”). One half of the net smelter return royalty (i.e. 1%), may be purchased at any time for total cash payments of $2.0 million. The option requires Aurizon to: make a cash payment of $0.2 million and issue shares of Aurizon having an aggregate market value of $0.2 million within thirty days of a definitive agreement; incur exploration expenditures of $0.7 million over a 24 month period; and make a final payment of Aurizon shares having an aggregate market value of $1.6 million, by the 2nd anniversary of the signed formal agreement. A definitive formal agreement was signed on December 18, 2008, and in January 2009 the Company made the required payment of $0.2 million and issued 54,234 shares at a deemed value of $0.2 million to Alexandria.

	c)	Kipawa Property, Quebec

The Company has acquired mineral claims in Quebec by staking at a cost of $0.1 million.

	d)	Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property. The Company is entitled to receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce. The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce. There has been no commercial production from the Perron property to date. During 2009, the Company received royalties totalling $0.3 million in respect of the Beaufor mine (2008: $0.5 million).

Aurizon Mines Ltd. | December 31, 2009 Page 60

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

11.	COMMITMENTS

	a)	Derivative positions

The Company’s derivative positions at December 31, 2009 were as follows:

		Total *

Gold
US$500 put options purchased - ounces		65,814

Call options purchased – ounces		16,614
Average call price per ounce	US	$863

Call options sold - ounces		65,814
Average call price per ounce	US	$908

Canadian – U.S. dollars
Forward sales contracts – ‘000 Cad		$18,600
Average exchange rate Cad/US		1.11

* all derivative contracts expire in 2010

As at December 31, 2009, the net unrealized mark-to-market liability of the gold derivative positions totaled $9.7 million (2008: $19.8 million), and the currency derivative positions had a net unrealized mark-to-market value of $1.1 million (2008: $5.6 million), for a total unrealized net derivative liability of $8.6 million (2008: $25.4 million). The spot gold price and Cad/US exchange rate were US$1,104 and 1.05 respectively as at December 31, 2009.

In August 2009, the Company reduced its exposure to the gold call options sold by purchasing 16,614 ounces of call options that expire in 2010 with an exercise price of US$863 per ounce. The cost of the purchase, totaling $2.6 million (US$2.4 million at a Cad/US exchange rate of 1.08), has been reflected on the balance sheet as a derivative instrument asset and changes in the fair value of the call options are reflected in earnings.

Certain of the gold and currency contracts were required by the syndicate of lenders in conjunction with the Casa Berardi project loan facility (Note 12). There are no margin requirements with respect to mark-to-market liabilities. In the event that certain financial or mineral reserve life ratios are breached, the Company may be required to provide margin or financially settle the outstanding mark-to-market liabilities. As at December 31, 2009, the Company was not in breach of these ratios.

Aurizon Mines Ltd. | December 31, 2009 Page 61

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

11.	COMMITMENTS (Continued)

The current and non-current portions of these net liabilities as at December 31, 2009, and December 31, 2008 are reflected in the balance sheets as follows:

	ASSETS		LIABILITIES

2009	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Total Assets/(Liabilities)

	($000)	($000)	($000)	($000)	($000)

Gold call options purchased	4,228	—	—	—	4,228
Gold call options sold	—	—	(13,885)	—	(13,885)
Currency contracts	1,046	—	—	—	1,046

Totals – as at December 31, 2009	5,274	—	(13,885)	—	(8,610)

	ASSETS		LIABILITIES

2008	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Losses	Total Assets/(Liabilities)

	($000)	($000)	($000)	($000)	($000)

Gold put options	412	1,420	—	—	1,832
Gold call options sold	—	—	(9,758)	(11,862)	(21,620)
Currency contracts	—	—	(3,969)	(1,612)	(5,581)

Totals - as at December 31, 2008	412	1,420	(13,727)	(13,474)	(25,369)

b)	Employee Incentive Plan

The Company has an employee incentive plan for the discovery and acquisition of Casa Berardi. Under the terms of the plan, once a mineral deposit has achieved commercial production, a bonus of 0.2% of the net smelter revenues, less any advance payments, is paid to those participating in the plan. Advance payments of $0.2 million have been paid to date, and during 2009, payments of $0.3 million (2008 - $0.2 million) were charged to earnings.

The Company also has an employee incentive plan for the discovery of other mineral deposits. Under the terms of this plan, a bonus of 0.08% of the value of the mineral reserves as determined in an approved pre-feasibility study, to a maximum of $0.1 million, is paid to those participating in the plan. Upon approval of a feasibility study, a bonus of 0.15% of the value of the mineral reserves, to a maximum of $0.5 million including the payment at the pre-feasibility stage shall be paid. During 2009, $0.1 million in respect of the Joanna project was charged to earnings (2008: nil).

Aurizon Mines Ltd. | December 31, 2009 Page 62

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

11.	COMMITMENTS (Continued)

	c)	Contractual obligations

The Company’s significant contractual obligations are as follows:

(all figures undiscounted)	Note	Total	Due in less than 1 Year	Due 1 -3 Years	Due in more than 3 Years

	($000)	($000)	($000)	($000)
Capital leases	12d	66	66	—	—
Reimbursable government assistance	12c	1,373	600	773	—
Environmental and reclamation	13	30,509	284	—	30,225
Mineral properties commitments	10	2,150	2,150	—	—
Hydro Quebec – distribution line		655	328	327	—
Head Office Lease		135	115	20	—

Total contractual obligations		34,888	3,543	1,120	30,225

12.	LONG-TERM OBLIGATIONS

	a)	Long-term obligations

	2009	2008

	($000)	($000)
Project loan facility	—	29,161

Capital lease obligation	66	142

Reimbursable government assistance	1,291	1,790

	1,357	31,093

Less current portions:

Project loan facility	—	(21,000)
Capital lease obligation	(66)	(77)
Reimbursable government assistance	(586)	(586)

	(652)	(21,663)

Long-term obligations	705	9,430

On February 23, 2006, the Company closed a $75 million project loan facility, with a syndicate of banks, to be used for the construction of Casa Berardi. A total of $73.5 million was drawn on the facility, of which $4.4 million was repaid in 2007, $39.8 million was repaid in 2008, and in accordance with the provisions in the credit agreement, the Company elected to repay the loan facility in full, resulting in principal repayments of $29.3 million in 2009. There were no penalties for the early repayment of the loan facility. The Company borrowed in the form of both a bankers’ acceptance loan and prime rate based loan. Interest on the loan in 2009 was CDOR plus 1.875% in respect of the bankers’ acceptance loan, and prime plus 0.875% in respect of the prime rate based loan.

Aurizon Mines Ltd. | December 31, 2009 Page 63

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

12.	LONG-TERM DEBT (Continued)

	b)	Restricted cash

	2009	2008

	($000)	($000)
Cash	—	9,936
Short-term investments	—	11,289

Restricted cash	—	21,225

On September 30, 2009, in accordance with the provisions of the Casa Berardi project debt facility, all funds kept in restricted accounts were released to the Company following the pre-payment of the outstanding principal owing.

	c)	Government assistance

The Company has previously received government assistance totalling $2.0 million that became repayable when production consistently achieved planned levels at Casa Berardi. In May 2009, the Company repaid $0.6 million, which represented the first tranche of 30% due within two years of achieving the planned production levels. As at December 31, 2009, repayment of the second tranche of 30% of the assistance is due within the next 12 months, and the remaining 40% within the next 24 months. In 2009, the fair value of the government assistance totalling $1.3 million was recorded as a liability (Note 12(a)) and the carrying value of the mineral property was increased by the same amount. The effective interest rate used to calculate the fair value of this obligation is 7.25%.

No direct government assistance has been received by the Company in the past nine years.

13.	ASSET RETIREMENT OBLIGATIONS

	2009	2008

	($000)	($000)

Asset retirement obligations – beginning of year	20,905	2,598
Obligations incurred during the year	—	18,123
Accretion expense	911	184

Asset retirement obligations – end of year	21,816	20,905

Aurizon Mines Ltd. | December 31, 2009 Page 64

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

13.	ASSET RETIREMENT OBLIGATIONS (Continued)

	Total Undiscounted Asset Retirement Obligation	Credit-adjusted risk-free rates	Estimated Timing of payment

	($000)
Casa Berardi, Quebec:
Initial obligation estimate	2,726	8.0%	2014
Changes in cash flow estimates	27,783	4.4%	2012 to 2020

	30,509	4.7%	2012 to 2020

As at December 31, 2009, $0.6 million (2008 - $0.4 million) of reclamation deposits (Note 8c) had been invested in restricted deposits for future site reclamation obligations at Casa Berardi. During 2009, there were no additional obligations incurred. The Company is currently preparing an updated mine closure plan which will be submitted to the government authorities in June 2010, and which will include a revised estimate of the total reclamation costs to be incurred at Casa Berardi.

14.	INCOME TAXES

	a)	The provision for income and resource taxes is different from the amount that would have resulted from applying the combined Federal and Provincial income tax rates as a result of the following:

	2009	2008

	($000)	($000)
Earnings before income taxes	57,412	11,523
Combined Federal and Provincial rates	30.90%	30.90%

Income taxes at combined Federal and Provincial rates	17,740	3,561

Increase (decrease) resulting from:
Quebec resource taxes	(2,396)	—
Change in valuation allowance	(1,899)	(1,911)
Effect of change in realized Federal tax rates	(1,429)	(765)
Non-deductible costs	900	1,253
Future Quebec resource taxes	37	3,162

Future income tax expense	12,953	5,300

Aurizon Mines Ltd. | December 31, 2009 Page 65

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

14.	INCOME TAXES (Continued)

b)	Current provincial resource taxes payable

Quebec mining resource taxes are payable at a tax rate of 12% on Quebec mining income. In 2009, the current mining resource tax expense was $7.75 million, of which $3.75 million was payable as at December 31, 2009 (2008: $1.3 million).

c)	Future income and resource tax liabilities

	2009	2008

	($000)	($000)
Federal and provincial future income tax liabilities	17,303	4,387
Quebec future resource tax liabilities	13,092	13,055

Future income and resource tax liabilities	30,395	17,442
Less:
Current portion of federal and provincial future income tax liabilities	(1,275)	—

Non-current future income and resource tax liabilities	29,120	17,442

d)	Temporary differences giving rise to future income tax assets and liabilities

	2009	2008

	($000)	($000)
Future income tax assets
Unrealized derivative losses	4,152	8,269
Asset retirement obligations	5,868	5,624
Other	386	241
Non-capital losses	52	—

	10,458	14,134
Less: valuation allowance	—	(1,899)

	10,458	12,235

Future income tax liabilities
Unrealized derivative gains	1,577	556
Mineral properties	17,559	13,870
Property, plant and equipment	4,396	1,657
Non-refundable tax credits	4,031	—
Other	198	539

	27,761	16,622

Net future income tax liabilities	17,303	4,387

Aurizon Mines Ltd. | December 31, 2009 Page 66

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

14.	INCOME TAXES (Continued)

The income tax valuation allowance totalling $1.899 million as of December 31, 2008 is related to Quebec future income tax assets that have not been recognized as they did not meet the criteria of ‘more likely than not that a future income tax asset will be recognized’. This is as a result of the fact that the Quebec tax pools are significantly larger than the Federal tax pools. The reduction in the valuation allowance in 2008 and 2009 was as a result of our taxable income being significantly in excess of expectations, largely as a result of the substantial increase in the gold price.

	e)	Non-refundable tax credits

The Company has $14.4 million of non-refundable tax credits (Note 8a), consisting of $7.8 million Quebec non refundable tax credits which may be carried forward from 2013 to 2017 before expiring, and $6.6 million of federal non-refundable tax credits which may be carried forward from 2013 to 2029.

15.	SHARE CAPITAL

	a)	Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value of which 8,050,000 are designated as Series “A” Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series “B” Convertible Preferred Shares (Issued - none).

	b)	Issued and fully paid

Common Shares	Shares		Amount

	(000’s	)	($000)
December 31, 2007	146,731		190,976
Exercise of stock options	1,337		2,654
Fair value of stock options exercised	—		1,017

December 31, 2008	148,068		194,647
Exercise of stock options	1,177		3,597
Fair value of stock options exercised	—		1,593
Mineral property payments	54		200
Bought deal financing	9,709		47,328

December 31, 2009	159,008		247,365

On April 29, 2009, the Company closed a bought deal equity financing whereby the Company issued a total of 9,708,800 common shares at a purchase price of $5.15 per share, for gross proceeds of $50 million. Net proceeds of the financing after underwriters’ commissions and related costs totalled $47.3 million. In addition, during 2009 the Company received $3.6 million from the exercise of incentive stock options. In total, the Company received $50.9 million in cash resulting from the issuance of capital stock during 2009 (2008: $2.7 million).

Aurizon Mines Ltd. | December 31, 2009 Page 67

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

15.	SHARE CAPITAL (Continued)

c)	Incentive Stock Options

The Company maintains an incentive stock option plan (“the Plan”) covering directors and certain key employees. The exercise price of the options is based upon the trading price of the common shares at the date of grant. Certain of the options vest immediately and are exercisable at the date of grant; others vest over a three year period, of which 25% vest immediately. The maximum number of options available under the Plan may not at any time exceed 7% of the issued and outstanding shares of the Company. As at December 31, 2009, the maximum number of shares available under the Plan was 11.1 million shares.

The status of stock options granted to employees and directors as at December 31, 2009 and 2008 and the changes during the years ended on those dates is presented below:

	Year ended December 31, 2009		Year ended December 31, 2008

	Number of Options	Weighted-average exercise price	Number of Options	Weighted-average exercise price

	(000’s )		(000’s )
Outstanding at beginning of year	8,518	$3.51	6,605	$3.09
Granted	730	$5.46	3,305	$3.75
Exercised	(1,177)	$3.06	(1,337)	$1.98
Expired or forfeited	(122)	$4.42	(55)	$4.25

Outstanding at end of year	7,949	$3.75	8,518	$3.51
Vested and exercisable at the end of the year	5,766	$3.60	5,534	$3.35

A summary of information about the incentive stock options outstanding at December 31, 2009 is as follows:

Exercise prices	Number outstanding (000’s)	Weighted-average remaining contractual life	Weighted-average exercise price

$1.37 - $1.99	320	0.9 years	$1.37
$2.00 - $2.99	2,597	3.1 years	$2.76
$3.00 - $3.99	1,470	2.6 years	$3.78
$4.00 - $4.99	1,719	2.3 years	$4.11
$5.00 - $5.99	1,593	3.8 years	$5.05
$6.00 - $6.09	250	4.2 years	$6.09

	7,949	2.9 years	$3.75

During 2009, incentive stock options were granted to officers and employees to purchase up to 730,000 shares at a weighted average exercise price of $5.46 per share. The weighted average fair value of the options granted was estimated as $2.57 per share option using the Black-Scholes option-pricing model. The total stock based compensation cost associated with these grants is $2.0 million, of which $0.7 million was expensed immediately based on the options that vested immediately on the grant dates. The remaining cost of $1.3 million shall be charged to earnings over the vesting period with a corresponding credit to Stock Based Compensation.

Aurizon Mines Ltd. | December 31, 2009 Page 68

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

15.	SHARE CAPITAL (Continued)

In addition to the stock based compensation charges totalling $0.7 million (2008 - $2.5 million) relating to options granted during the year that vested immediately on the grant dates as detailed above, additional stock based compensation charges totalling $2.2 million (2008 - $1.5 million) relating to the vesting period accruals for all unexpired option grants have been charged to operations. The total aggregate stock based compensation charge for the current year is $2.9 million (2008 - $4.0 million).

The fair value of each option is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

	2009	2008

Expected volatility	62%	51%
Risk-free interest rate	2.02%	2.57%
Expected lives	3.8 Years	4.2 Years
Dividend yield	Nil	Nil

The stock based compensation expense and changes in stock based compensation equity for the years ended December 31, 2009 and 2008 are as follows:

	2009	2008

	($000)	($000)
Stock based compensation expense	2,865	4,003
Stock based compensation – Equity
Beginning of year	9,013	6,062
Stock based compensation expense	2,865	4,003
Exercise of stock options	(1,593)	(1,017)
Forfeited stock options	(107)	(35)

End of year	10,178	9,013

As at December 31, 2009, there are 3.2 million stock options available for granting (2008 – 1.9 million) in accordance with the provisions in the Company’s stock option plan.

Aurizon Mines Ltd. | December 31, 2009 Page 69

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

16.	CONTRIBUTED SURPLUS

	2009	2008

	($000)	($000)
Contributed surplus– beginning of year	872	837
Forfeited stock options	107	35

Contributed surplus– end of year	979	872

17.	OTHER INCOME

	2009	2008

	($000)	($000)
Royalty income (Note 10d)	288	516
Recovery of takeover defense costs	—	4,000
Gain on disposal of property, plant and equipment	—	8
Interest income	498	1,705

Other income	786	6,229

18.	CASH FLOW INFORMATION

a)	Analysis of change in non-cash working capital items

	2009	2008

	($000)	($000)
Accounts receivable and prepaid expenses	(406)	(1,318)
Gold inventory	(1,103)	(288)
Supplies inventory	(694)	(885)
Refundable tax credits	819	2,091
Current provincial resource taxes payable	(2,450)	(1,302)
Accounts payable and accrued liabilities	1,384	3,492

Decrease in non-cash working capital items	2,450	1,790

Aurizon Mines Ltd. | December 31, 2009 Page 70

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

18.	CASH FLOW INFORMATION

b)	Other information

	2009	2008

	($000)	($000)
Interest paid	542	2,692
Non refundable tax credits applied to interest expense	(57)	—

Interest expense net of non refundable tax credits	485	2,692
Non-cash items:
Fair value of shares issued for mineral properties	200	—

19.	FINANCIAL INSTRUMENTS

a)	Fair value and categories of financial instruments

The Company’s financial assets, financial liabilities, and derivatives have been categorized as follows:

Financial Assets and Liabilities	Category	Basis for classification

Cash and cash equivalents, restricted cash, reclamation deposits, derivative instruments	Held-for-trading	Measured at fair value at each balance sheet date with changes in value in net earnings in the period in which the changes occur.

Accounts receivable	Loans and receivables
Recorded at cost, or amortized cost in the case of interest bearing instruments. Initially, the cost of the instrument is its fair value, adjusted as.
Accounts payable and accrued liabilities	Other financial liabilities	appropriate for transaction costs. The Company accrues interest income/expense over the life of the instrument
Long-term debt

The carrying values of accounts receivable and accounts payable approximate fair value due to the short periods until settlement. The carrying value of long-term debt is estimated to approximate fair value due to the floating interest rate nature of the instrument.

During 2009, CICA handbook section 3862 “Financial Instruments – Disclosures” was amended to require enhanced disclosure of financial instrument fair value measurements and liquidity risks. Financial instruments must be classified at one of three levels within a fair value hierarchy according to the relative reliability of the inputs used to estimate their values. The three levels of the hierarchy are as follows:

o	Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
o	Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
o	Level 3:	Inputs that are not based on observable market data.

Aurizon Mines Ltd. | December 31, 2009 Page 71

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

19.	FINANCIAL INSTRUMENTS (Continued)

The carrying values, fair market values, and fair value hierarchal classification of the Company’s financial instruments as at December 31, 2009 are as follows:

	Held for trading	Fair value hierarchy level

Financial assets	$
Cash, cash equivalents, reclamation deposits	113,710	Level 1
Derivative instrument assets	5,274	Level 2

	118,984

Financial liabilities
Derivative instrument liabilities	13,885	Level 2

	13,885

b)	Management of capital risk

The Company’s capital management objectives are to safeguard its ability to continue as a going concern in order to pursue the operation of its producing property as well as the development of its other mineral properties. Management of capital risk consists of optimizing the debt and equity balances to maximize returns for stakeholders.

The capital structure of the Company consists of equity components consisting of capital stock, stock based compensation and contributed surplus. To maintain or adjust the capital structure, the Company may attempt to issue new shares or enter into new debt arrangements.

The Company is not currently subject to any externally imposed requirements on its shareholders’ equity and during the year ended December 31, 2009, there has been no change in the overall capital risk management strategy employed by the Company.

c)	Interest rate risk

The Company’s cash, cash equivalents and restricted cash bear interest at fixed rates and have maturities as described in Note 4. The risk of investing cash equivalents into fixed interest rate investments is mitigated by the short terms in which the investments mature. This way, the Company can adapt its investment strategy in the event of any large fluctuations in the prevailing market rates. Prior to the repayment in full of the project debt facility in September 2009, the weighted average interest rate paid by the Company during the year on its outstanding debt was 3.46% (2008: 5.88%).

Based on the interest rates in effect on all cash and cash equivalents balances as at December 31, 2009, a decrease in interest rates of 100 basis points, or 1%, would cause a decrease in cash flows totalling $0.2 million (2008: $0.4 million) over the next twelve months. An increase in interest rates of 100 basis points, or 1%, would cause an increase in cash flows totalling $1.1 million (2008: $0.6 million) over the next twelve months. The difference between the fluctuation downward and upward is due to the fact that certain cash balances held by the Company earned interest at a rate of less than 1% as at December 31, 2009.

Aurizon Mines Ltd. | December 31, 2009 Page 72

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

19.	FINANCIAL INSTRUMENTS (Continued)

d)	Credit risk

Credit risk is the risk that a third party might fail to fulfil its performance obligations under the terms of a financial instrument. The Company mitigates credit risk by investing its cash, cash equivalents and restricted cash with Schedule I and Schedule II banks in Canada. Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. Schedule II banks are foreign bank subsidiaries authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canada Deposit and Insurance Corporation. Foreign bank subsidiaries are controlled by eligible foreign institutions. The Company does not hold any asset backed commercial paper.

The Company sells gold and silver via bullion traders and as such, incurs a credit risk related to a two day collection period between delivery of bullion and receipt of funds.

The credit risk relating to derivative instruments is mitigated by entering into derivatives with counterparties that are rated A or better as determined by the most recent Standard & Poors credit ratings. The gold price protection contracts are shared between two counterparties, the largest one having 60% of the contracts. The Company’s foreign exchange contracts are held with three counterparties, holding 32%, 34% and 34% of the contracts, respectively. There are no margin calls with respect to these derivative positions.

e)	Foreign currency risk

The Company has implemented foreign currency programs as a result of the project debt agreement signed in 2006 (Notes 11 and 12). These programs allow the Company to purchase 18.6 million Canadian dollars at an average exchange rate of 1.11 (Canadian dollars per U.S. dollar).

f)	Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the board of directors, which has established an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate working capital, obtaining borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Aurizon Mines Ltd. | December 31, 2009 Page 73

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company’s balance sheets and statements of earnings and deficit are summarized as follows:

a)	Balance Sheets

	2009			2008

	Canadian GAAP	Adjustments	U.S. GAAP	Canadian GAAP	Adjustments	U.S. GAAP

	$(000)		$(000)	$(000)		$(000)
Current assets
Cash and cash equivalents	113,098		113,098	34,337		34,337
Restricted cash	—		—	21,225		21,225
Accounts receivable and prepaid expenses	4,825		4,825	4,419		4,419
Tax credits receivable	2,587		2,587	5,301		5,301
Derivative instrument assets	5,274		5,274	412		412
Inventories (d)	11,897	(236)	11,661	10,145	(501)	9,644

	137,681		137,445	75,632		75,338

Non-current assets
Derivative instrument assets	—		—	1,420		1,420
Other assets	14,551		14,551	1,553		1,553
Property, plant and equipment	53,691		53,691	54,761		54,761
Mineral properties (d)	117,370	(6,749)	110,621	124,378	(8,134)	116,244

Total assets	323,293	316,308	257,951	249,316

Current liabilities
Accounts payable and accrued liabilities	16,451		16,451	15,067		15,067
Derivative instrument liabilities	13,885		13,885	13,727		13,727
Current portion of long term obligations (g)	652		652	21,663	(610)	21,053
Current provincial resource taxes payable	3,752		3,752	1,302		1,302
Current portion of future income and resource taxes	1,275		1,275	—		—

	36,015		36,015	51,759		51,759
Non-current liabilities
Derivative instrument liabilities	—		—	13,474		13,474
Long-term obligations (g)	705		705	9,430	(457)	8,973
Asset retirement obligations	21,816		21,816	20,905		20,905
Future income and resource taxes (d)	29,120	(1,079)	28,041	17,442	(1,302)	16,140

Total liabilities	87,656		86,577	113,010		110,641

Share capital (f)	247,365	3,590	250,955	194,647	3,590	198,237
Contributed surplus	979	288	1,267	872	288	1,160
Stock based compensation	10,178		10,178	9,013	9,013
Deficit	(22,885)	(9,784)	(32,669)	(59,591)	(10,144)	(69,735)

Total shareholders’ equity	235,637		229,731	144,941		138,675

Total liabilities & shareholders’ equity	323,293		316,308	257,951		249,316

Aurizon Mines Ltd. | December 31, 2009 Page 74

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

b)	Statements of Earnings and Deficit

	2009	2008

	($000)	($000)
Net earnings for the year - under Canadian GAAP	36,706	4,921
Depletion and depreciation (d)	1,750	1,771
Government assistance (e)	(101)	(198)
Amortization of deferred finance costs (g)	(1,067)	(610)
Future income tax expense (d)	(222)	(339)

Net earnings for the year – under U.S. GAAP	37,066	5,545
Deficit - under U.S. GAAP – Beginning of Year	(69,735)	(75,280)

Deficit – under U.S. GAAP – End of Year	(32,669)	(69,735)

Basic and diluted earnings per common share – under U.S. GAAP	0.24	0.04

c)	Statements of Cash Flow

	2009	2008

	($000)	($000)
Cash flow from operating activities – under Canadian and U.S. GAAP	71,822	60,265
Cash flow from investing activities – under Canadian and U.S. GAAP	(14,059)	(13,671)
Cash flow from financing activities – under Canadian and U.S. GAAP	20,998	(37,094)

Net increase in cash and cash equivalents	78,761	9,500

d)	Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, exploration costs are expensed as incurred. As at December 31, 2009, mineral properties under Canadian GAAP include $6.7 million (2008: $8.1 million) of capitalized exploration, net of amortization, that is expensed under U.S GAAP. These differences result in a $1.75 million reduction of depletion and depreciation expense in 2009 (2008 - $1.8 million) and a $0.2 million increase in future income tax expense in 2009 (2008 - $0.3 million) under U.S. GAAP.

Aurizon Mines Ltd. | December 31, 2009 Page 75

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

e)	Government Assistance

Prior to 2000, the Company received government assistance totalling $2.0 million that was only repayable in the event Casa Berardi achieved commercial production. Under Canadian GAAP, the fair value of the debt was recognized in 2008 resulting in an increase in the carrying value of mineral properties because the original funding and related exploration expenditures were capitalized to mineral properties. The fair value of the debt was established at $1.6 million and is being accreted over the term of the debt facility. In May 2009, the Company reimbursed $0.6 million to the lender, and as at December 31, 2009, the estimated fair value of the debt was $1.3 million (2008 - $1.8 million). During the year, accretion charges of $0.1 million (2008: $0.2 million) were added to mineral properties.

Under U.S. GAAP, the original receipt of the government assistance was credited to operations since exploration costs are expensed as incurred and accordingly, the recognition of the fair value of the liability was recorded as a $1.6 million charge to operations in 2008. During 2009, accretion charges of $0.1 million (2008: $0.2 million) were charged to operations.

f)	Flow-through shares

The Company issued by way of private placements 5.5 million flow-through common shares at $2.75 per share in 2006 and 10.6 million flow-through common shares at $1.80 per share in 2005. The Company received premiums to market on these issuances of $0.8 million, and $4.3 million respectively, which were recorded in share capital under Canadian GAAP. For SFAS 109, “Accounting for Income Taxes”, the proceeds are allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A liability is recognized for the premium paid by the investors.

For Canadian GAAP purposes, the Company has recorded future income tax recoveries of $3.5 million, $4.5 million and $2.1 million for 2007, 2006 and 2005 respectively and a corresponding reduction of share capital in respect of the flow-through share financings for which the costs were renounced.

g)	Deferred Finance Costs

Under Canadian GAAP, the adoption of CICA Handbook Section 3855 in 2007 resulted in unamortized deferred finance costs totalling $2.3 million being charged to deficit. Under U.S. GAAP, deferred finance costs incurred prior to commercial production are capitalized and carried against the value of the loan instrument and accreted over the life of the debt. During 2009, the Company repaid in full the project debt facility. Accordingly, the remaining unamortized deferred finance costs of $1.1 million were fully amortized during the year.

h)	Recently adopted accounting standards

a.

In February 2008, the FASB issued Staff Position No. 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-2 delayed the effective date of FAS No. 157 by one year (until fiscal years beginning after November 15, 2008) for non-financial assets and non-financial liabilities that are recognized or disclosed at fair value in the financial statements on a non-recurring basis. The adoption of this statement had no impact on the Company’s financial statements.

b.

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS 141R. The statement is effective for periods beginning on or after December 15, 2008. The Company did not enter into a business combination during the year ended December 31, 2009; therefore, the adoption of this standard did not have a material effect on the Company’s results.

Aurizon Mines Ltd. | December 31, 2009 Page 76

Aurizon Mines Ltd.
Notes to Financial Statements
For the years ended December 31, 2009 and 2008

20.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c.

In May 2009, the FSAB issued SFAS No. 165, Subsequent Events, (“SFAS 165”, Codified within ASC 855). The statement is effective for financial years ending after June 15, 2009. SFAS 165 establishes general standards of accounting and disclosure of events that occur subsequent to the balance sheet date. The adoption of this standard on January 1, 2009 did not impact the Company’s financial statements for the year ended December 31, 2009.

d.

In June 2009, FASB issued SFAS 168 “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162” (“SFAS 168”, Codified within ASC 105). SFAS 168 identifies the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this standard did not impact the Company’s financial statements.

Aurizon Mines Ltd. | December 31, 2009 Page 77

AURIZON
MINES LTD.

INVESTOR INFORMATION

LOCATIONS *at a glance*

AURIZON
Project Location Map
Casa Berardi (Mine)
Joanna (Feasibility)
Val-d'Or (Technical Office)
Kipawa Property (Early Stage)

- **3 properties in Quebec**
  - one operating mine, second by 2012
  - excellent exploration potential
- **Head Office**: Vancouver, BC
- **Technical Base**: Val-d'Or, QC

STRENGTHS *we are building on*

1. Good location
2. Proven team
3. Solid operators
4. Exploration upside
5. Financial strength

CONTINUING *to replace and increase reserves*

6,000
5,000
4,000
3,000
2,000
1,000
0
2004
2005
2006
2007
2008
2009
Mineral Reserves
Measured Mineral Resources
Indicated Mineral Resources
Inferred Mineral Resources

Page 78

SOLID *record of delivering shareholder value*

Market cap ($CM)
TSX:ARZ, NYSE Amex: AZK
$162
$243
$536
$600
$735
$750
2004
2005
2006
2007
2008
12/03/2010
No of Shares (M)
103
140
146
147
147
159

AURIZON *trading*

Share Volume
Share Price
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
0
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
Volume TSX: ARZ
Volume NYSE Amex: AZK
Share Price AMEX $US
Share Price TSX $CDN
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10

SHARE *performance*

Aurizon 1 Year Trading
January 1, 2009 – December 31, 2009

Mar. 19, 2010
Feb. 22, 2010

Aurizon Current Trading vs. TSX Global Gold Index
January 1, 2009 – March 19, 2010

Page 79

AURIZON *advantage*

Casa Berardi: Long-life production platform
+
Joanna: Next producing asset
+
Excellent exploration upside
+
Financial strength
Intermediate gold producer with winning profile
AURIZON
MINES LTD.

AURIZON

MINES LTD.

Building a strong foundation for future growth and Value Creation

Page 80

FORWARD LOOKING STATEMENTS AND INFORMATION

This Annual Report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”). The forward-looking information contained in this Annual Report is made as of the date of this report. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to anticipated rates of recovery, timing and amount of future production, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities, permitting time-lines, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies, and the payment of dividends in the future. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

The forward-looking information contained in this Annual Report is based on certain assumptions that the Company believes are reasonable, including the exchange rates of the U.S. and Canadian currency in 2010, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the current mill recovery rates at the Company’s Casa Berardi Mine will continue, that the Company’s current mine plan can be achieved, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral reserves or mineral resources are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of lower rates of production than expected, of unexpected variations in ore reserves, grade or recover rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mining, unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors and other risks more fully described in Aurizon’s Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO US READERS AND INVESTORS

As a British Columbia corporation the Company is subject to certain rules and regulations issued by the British Columbia Securities Commission (“BC Securities Commission”). The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. Further, the Company describes mineral resources associated with its properties utilizing terminology such as “indicated” or “inferred” which terms are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission (“SEC”).

Cautionary Note to U.S. Readers and Investors Regarding Mineral Resources

The SEC allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce. The Company may use certain terms in this Annual Report, such as “mineral resources”, “indicated mineral resources” and “inferred resources” that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.

This Annual Report may use the term “indicated” resources. U.S. readers and investors are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. readers and investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Annual Report may also use the term “inferred” resources. U.S. readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. readers and investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

AURIZON
MINES LTD.

Corporate Directory

CORPORATE OFFICE
Aurizon Mines Ltd.
Suite 3120, 666 Burrard Street
Vancouver, BC V6C 2X8
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com

OPERATIONS
Mines Aurizon Ltée
C.P. 487, 1010 3rd Avenue East
Val-d'Or, QC J9P 4P5
Tel: (819) 874-4511
Fax: (819) 874-3391
Email: aurizon@aurizon.qc.ca

ANNUAL MEETING
2:00 P.M. Pacific Daylight Time
Thursday May 13, 2010
Computershare Investor Services Inc.
3rd Floor Boardroom
510 Burrard Street
Vancouver, BC V6C 3B9

TRANSFER AGENT & REGISTRAR
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1
Toll Free Phone: 1-800-564-6253
Toll Free Fax: 1-866-249-7775
Email: service@computershare.com

LEGAL COUNSEL
Dumoulin Black
Barristers & Solicitors
10th floor – 595 Howe Street
Vancouver, B.C. V6C 2T5
Tel: (604) 687-1224
Fax: (604) 687-3635

AUDITORS
PricewaterhouseCoopers LLP
250 Howe Street, Suite 700
Vancouver, B.C. V6C 3S7
Tel: (604) 806-7000
Fax: (604) 806-7806

INVESTOR RELATIONS
For investor inquiries and an investors Package, including a Financial Report in French, please contact Investor Relations at:
Tel: (604) 687-6600
Fax: (604) 687-3932
Email: info@aurizon.com
Website: www.aurizon.com
Toll Free Can./U.S.: 1-888-411-GOLD (4653)

An electronic copy of the 2009 Financial Report and the 2009 Annual Meeting Proxy Statement is available online in the Investors Section of the Company's website at www.aurizon.com.

Electronic copies of quarterly earnings reports and recent news releases may also be found at www.aurizon.com.

STOCK EXCHANGE LISTINGS
Toronto Stock Exchange:
Ticker Symbol: ARZ
NYSE Amex:
Ticker Symbol: AZK

CAPITALIZATION

Authorized	
Common Shares:	Unlimited
Preferred Shares:	Unlimited
Issued as at December 31, 2009	
Common Shares:	159,008,607
Fully Diluted:	166,957,707

DIRECTORS
SARGENT H. BERNER [1]
LOUIS DIONNE [1,3]
ANDRE FALZON [2]
RICHARD FAUCHER [2]
DIANE FRANCIS [3]
DAVID P. HALL
BRIAN MOORHOUSE *Lead Director* [1,2,3]
IAN S. WALTON

[1] Member of Executive Compensation and Corporate Governance Committee
[2] Member of Audit Committee
[3] Member of Environment, Health, Safety and Welfare Committee

MANAGEMENT
DAVID P. HALL, C.A.
Chairman, President
& Chief Executive Officer

IAN S. WALTON, C.A.
Executive Vice President
& Chief Financial Officer

MARTIN BERGERON, P.Eng
Vice President, Operations

ROGER WALSH
Vice President, Corporate Development

JULIE A. STOKKE KEMP
Corporate Secretary

CHRISTIAN BOURCIER, P.Eng
Mine Manager, Casa Berardi

GHISLAIN FOURNIER, P.Eng
General Manager, Technical Services

GILLES BROUSSEAU
General Manager, Corporate Development

CHRIS MCLEAN, CMA
Corporate Controller

DANIELLE MORIN
Manager, Administration

MARTIN DEMERS, P.Geo
Manager, Exploration

AURIZON

Directors, Management and Val-d'Or staff outside the Val-d'Or, Quebec Administration office – August 2009

AURIZON MINES LTD.
2009 FINANCIAL REPORT
TSX:ARZ
NYSE Amex:AZK

Aurizon Mines Ltd.
Suite 3120 - 666 Burrard Street
Vancouver, BC
CANADA
V6C 2X8
TEL:604-687-6600
FAX: 604-687-3932
WEBSITE: www.aurizon.com